

13001428

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File Number 001-14784

Income Opportunity Realty Investors, Inc.
(Exact name of registrant as specified in its charter)

Nevada	**75-2615944**
(State or other jurisdiction of Incorporation or organization)	**(IRS Employer Identification Number)**
1603 LBJ Freeway, Suite 300 Dallas, Texas	**75234**
(Address of principal executive offices)	**(Zip Code)**

(469) 522-4200
Registrant's Telephone Number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	*Name of each exchange on which registered*
Common Stock, $0.01 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		**Accelerated filer** ☐
Non-accelerated filer ☐	**(Do not check if smaller reporting company)**	**Smaller Reporting Company** ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of voting and non-voting common equity held by non-affiliates of the Registrant, computed by reference to the closing sales price of the Common Stock on the American Stock Exchange as of June 30, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter) was $1,886,931 based upon a total of 666,760 shares held as of June 30, 2011
by persons believed to be non-affiliates of the Registrant. The basis of the calculation does not constitute a determination by the Registrant as defined in Rule 405 of the Securities Act of 1933, as amended, such calculation, if made as of a date within sixty days of this filing, would yield a different value.

As of March 20, 2013, there were 4,168,214 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

None.

INDEX TO
ANNUAL REPORT ON FORM 10-K

FORWARD-LOOKING STATEMENTS

Certain Statements in this Form 10-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. The words "estimate", "plan", "intend", "expect", "anticipate", "believe" and similar expressions are intended to identify forward-looking statements. The forward-looking statements are found at various places throughout this Report and in the documents incorporated herein by reference. The Company disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our expectations are based upon reasonable assumptions, we can give no assurance that our goals will be achieved. Important factors that could cause our actual results to differ from estimates or projections contained in any forward-looking statements are described under Part I, Item 1A. "Risk Factors."

PART I

ITEM 1. *BUSINESS*

As used herein, the terms "IOT," "the Company," "We," "Our," or "Us" refer to Income Opportunity Realty Investors, Inc., a Nevada corporation, individually or together with its subsidiaries. Income Opportunity Realty Investors, Inc. is the successor to a California business trust organized on December 14, 1984, which commenced operations on April 10, 1985. Due to the completion of a tender offer by American Realty Investors, Inc. ("ARI"), a related party, on March 19, 2003, and the resulting concentration of ownership, IOT no longer met the requirement as of January 1, 2003 for tax treatment as a REIT. As of December 31, 2012, Transcontinental Realty Investors, Inc. ("TCI"), a related party, owns approximately 81.12% of IOT's outstanding shares of Common Stock. The Company is headquartered in Dallas, Texas, and its common stock trades on the New York Stock Exchange Euronext ("NYSE MKT") under the symbol ("IOT").

IOT is a "C Corporation" for U.S. federal income tax purposes. For tax periods ending before August 31, 2012, IOT filed an annual consolidated income tax return with ARL and TCI and their subsidiaries. ARL was the common parent for the consolidated group. After that date, IOT and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. ("RAMI") consolidated group for tax purposes.

IOT's Board of Directors is responsible for directing the overall affairs of IOT and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, Inc., a Nevada corporation ("Pillar"), under an Advisory Agreement that is reviewed annually by IOT's Board of Directors. The directors of IOT are also directors of ARL and TCI. The Chairman of the Board of Directors of IOT also serves as the Chairman of the Board of Directors of ARL and TCI. The officers of IOT also serve as officers of ARL, TCI and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for IOT's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and TCI. As the contractual advisor, Pillar is compensated by IOT under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". Pillar also serves as an Advisor and Cash Manager to ARL and TCI. IOT has no employees. Employees of Pillar render services to IOT in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management and Real Estate Brokerage". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services. Triad sub-contracted the property-level management and leasing of our commercial properties to Regis Realty I, LLC ("Regis I").

Our primary business is investing in real estate and mortgage receivables. Land held for development or sale is our sole operating segment. At December 31, 2012, our land consisted of 178.1 acres of land held for future development or sale. All of our land holdings are located in Texas. The principal source of revenue for the Company is interest income on over $25.4 million of note receivables due from related parties. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

The Company had no significant transactions for the year ended December 31, 2012.

Business Plan

Our business is investing in equity interests in real estate through direct equity investments and partnerships, and financing real estate and real estate-related activities through investments in mortgage loans. All of our real estate is located in the southwest region of the continental United States. The land portfolio is currently our sole operating segment.

Our business is not seasonal. Management has determined to pursue a balanced investment strategy, seeking both current income and capital appreciation. With respect to new investments, management's plan of operation is to acquire above average apartment and commercial properties, in keeping with the current class of properties in our real estate portfolio. Management intends to focus on income-producing property acquisitions to maintain a balance between income-producing and non-income-producing properties. Management does not expect that we will seek to fund or acquire additional mortgage loans. We may, however, originate mortgage loans in conjunction with providing purchase money financing of a property acquisition.

Competition

The real estate business is highly competitive and IOT competes with numerous entities engaged in real estate activities (including certain entities described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence"), some of which have greater financial resources than IOT. We believe that success against such competition is dependent upon the geographic location of the property, the performance of the property-level managers in areas such as leasing and marketing, collection of rents and control of operating expenses, the amount of new construction in the area and the maintenance and appearance of the property. Additional competitive factors include ease of access to the property, the adequacy of related facilities such as parking and other amenities, and sensitivity to market conditions in determining rent levels. With respect to apartments, competition is also based upon the design and mix of the units and the ability to provide a community atmosphere for the residents. We believe that beyond general economic circumstances and trends, the degree to which properties are renovated or new properties are developed in the competing submarket are also competitive factors. See also Part I, Item1A. "Risk Factors".

To the extent that the Company seeks to sell any of its properties, the sales prices for such properties may be affected by competition from other real estate owners and financial institutions also attempting to sell properties in areas where IOT's properties are located, as well as aggressive buyers attempting to penetrate or dominate a particular market.

As described above and in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence" the officers and directors of IOT also serve as officers or directors of ARL and TCI. Both ARL and TCI have business objectives similar to those of IOT. IOT's officers and directors owe fiduciary duties to both ARL and TCI as well as to IOT under applicable law. In determining whether a particular investment opportunity will be allocated to IOT, ARL, or TCI, management considers the respective investment objectives of each Company and the appropriateness of a particular investment in light of each Company's existing real estate and mortgage notes receivable portfolio. To the extent that any particular investment opportunity is appropriate to more than one of the entities, the investment opportunity may be allocated to the entity which has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among all three or two of the entities.

In addition, as described in Part III, Item 13. "Certain Relationships and Related Transactions, and Director Independence", IOT competes with related parties of Pillar having similar investment objectives related to the acquisition, development, disposition, leasing and financing of real estate and real estate related investments. In resolving any potential conflicts of interest which may arise, Pillar has informed IOT that it intends to exercise its best judgment as to what is fair and reasonable under the circumstances in accordance with applicable law.

We have historically engaged in and will continue to engage in certain business transactions with related parties, including but not limited to asset acquisitions and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in the best interests of our company.

Available Information

IOT maintains an internet website at http://www.incomeopp-realty.com. We make available through our website, free of charge, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. In addition, we have posted the Charters of our Audit Committee, Compensation Committee, and our Governance and Nominating Committee, as well as our Code of Business Conduct and Ethics, Corporate Governance Guidelines on Director Independence and other information on our website. These charters and principles are not incorporated in this Report by reference. We will also provide a copy of these documents free of charge to stockholders upon written request. The Company issues Annual Reports containing audited financial statements to its common shareholders.

ITEM 1A. *RISK FACTORS*

Risk Factors Related to Our Business

An investment in our securities involves various risks. All investors should carefully consider the following risk factors in conjunction with the other information in this report before trading our securities.

We may not be able to compete successfully with other entities that operate in our industry.

We experience a great deal of competition in attracting purchasers for our properties and in locating land to develop and properties to acquire.

In our effort to lease our properties, we compete with a broad spectrum of other entities in each of our markets. These competitors include, among others, publicly held REITs, privately held entities and individual property owners. Some of these competitors may be able to offer more attractive financial terms than we are able to offer.

If the availability of land or high quality properties in our markets diminishes, our operating results could be adversely affected.

We may experience increased operating costs, which could adversely affect our financial results and the value of our properties.

Our properties are subject to increases in operating expenses such as insurance, administrative costs and other costs associated with security and maintenance of our properties. While our current tenants generally are obligated to pay a portion of these costs, there is no assurance that these tenants will make such payments or agree to pay these costs upon renewal or that new tenants will agree to pay these costs. If operating expenses increase in our markets, we may not be able to increase rents or reimbursements in all of these markets so as to meet increased expenses without, at the same time, decreasing occupancy rates. If this occurs, our ability to make distributions to shareholders and service our indebtedness could be adversely affected.

We face risks associated with property acquisitions.

We acquire individual properties and portfolios of properties and intend to continue to do so. Our acquisition activities and their successes are subject to the following risks:

- when we are able to locate a desired property, competition from other real estate investors may significantly increase the purchase price;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be higher than original estimates;
- acquired properties may be located in new markets where we face risks associated with an incomplete knowledge or understanding of the local market, a limited number of established business relationships in the area and a relative unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into existing operations, and results of operations and financial condition could be adversely affected.

We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we may be required to pay substantial sums to settle it, which could adversely affect our cash flow.

Our land holdings are concentrated in our primary markets, and we therefore may suffer economic harm as a result of adverse conditions in those markets.

Our properties are located principally in a specific geographic area in the southwestern United States. Due to the concentration of our properties in this area, performance is dependent on economic conditions. This area has experienced periods of economic decline in the past, and may do so in the future.

We are leveraged and we may not be able to meet our debt service obligations.

We had total indebtedness at December 31, 2012 of approximately $28.5 million. Substantially all assets have been pledged to secure debt. These borrowings increase the risk of loss because they represent a prior claim on assets and most require fixed payments regardless of profitability. Our leveraged position makes us vulnerable to declines in the general economy and may limit the Company's ability to pursue other business opportunities in the future.

We may not be able to access financial markets to obtain capital on a timely basis, or on acceptable terms.

We rely on proceeds from property dispositions and third party capital sources for a portion of our capital needs, including capital for acquisitions and development. The public debt and equity markets are among the sources on which we rely. There is no guarantee that we will be able to access these markets, or any other source of capital. The ability to access the public debt and equity markets depends on a variety of factors, including:

- general economic conditions affecting these markets;
- our own financial structure and performance;
- the market's opinion of real estate companies in general; and
- the market's opinion of real estate companies that own properties like ours.

We may suffer adverse effects as a result of the terms of and covenants relating to our indebtedness.

Required payments on our indebtedness generally are not reduced if the economic performance of the portfolios declines. If the economic performance declines, net income, cash flow from operations and cash available for distribution to stockholders will be reduced. If payments on debt cannot be made, we could sustain a loss, or in the case of mortgages, suffer foreclosures by mortgagees or suffer judgments. Further, some obligations contain cross-default and/or cross-acceleration provisions, meaning that a default on one obligation may constitute a default on other obligations.

We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debts as they mature. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of our existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as the proceeds of sales of assets or new equity securities, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

Our credit facilities and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt, which we must maintain. Our continued ability to borrow is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under credit facilities and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of our common stock.

The degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. The degree of leverage could also make us more vulnerable to a downturn in business or the economy.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt.

We currently have, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which would adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our stockholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures.

We may need to sell properties from time to time for cash flow purposes.

Because of the lack of liquidity of real estate investments generally, our ability to respond to changing circumstances may be impaired. Real estate investments generally cannot be sold quickly. In the event that we must sell assets to generate cash flow, we cannot predict whether there will be a market for those assets in the time period we desire or need to sell them, or whether we will be able to sell them at a price that will allow us to fully recoup our investment. We may not be able to realize the full potential value of our assets and we may incur costs related to the early pay-off of the debt secured by such assets.

The overall business is subject to all of the risks associated with the real estate industry.

We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments, including, but not limited to:

- changes in general or local economic conditions—because our real estate assets are concentrated in the southwest, any deterioration in the general economic conditions in any of those states could have an adverse effect on our business and assets in a given state;
- changes in interest rates that may make our ability to satisfy our debt service requirements materially more burdensome;

- lack of availability of financing that may render the purchase, sale or refinancing of a property more difficult or unattractive;
- changes in real estate and zoning laws;
- increases in real estate taxes and insurance costs;
- federal or local economic or rent control; and
- hurricanes, tornadoes, floods, earthquakes and other similar natural disasters.

Adverse economic conditions and dislocations in the credit markets could have a material adverse effect on our results of operations, and financial condition.

Our business may be affected by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our properties are located, including the current dislocations in the credit markets and general global economic recession. These current conditions, or similar conditions existing in the future, may adversely affect our results of operations, and financial condition as a result of the following, among other potential consequences:

- our ability to borrow on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities and increase our future interest expense;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by our properties and may reduce the availability of unsecured loans; and
- one or more lenders could refuse to fund their financing commitment to us or could fail and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

Real estate investments are illiquid, and we may not be able to sell properties if and when it is appropriate to do so.

Real estate generally cannot be sold quickly. We may not be able to dispose of properties promptly in response to economic or other conditions. In addition, provisions of the Internal Revenue Code may limit our ability to sell properties (without incurring significant tax costs) in some situations when it may be otherwise economically advantageous to do so, thereby adversely affecting returns to stockholders and adversely impacting our ability to meet our obligations.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

On December 31, 2012, our portfolio consisted of 178.1 contiguous acres of land held for development or sale. The table below shows information relating to the land owned:

Land	Location	Acres
Mercer Crossing Multi-Tracts	Farmers Branch, TX	178.1
	Total Land/Development	***178.1***

The Company entered into a sales contract with an independent third party, for 100 acres of Travelers land for $17.5 million or $4.02/sf. The buyer is entitled to an inspection period, which expires August 15, 2013.

ITEM 3. *LEGAL PROCEEDINGS*

The Company and its subsidiaries, from time to time, have been involved in various items of litigation incidental to and in the ordinary course of its business and, in the opinion of Management; the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operations or liquidity.

During the fourth quarter of the fiscal year covered by this Report, no proceeding previously reported was terminated.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

The Company's Common Stock is listed and traded on the NYSE MKT under the symbol "IOT". The following table sets forth the high and low closing sales prices for the Company's Common Stock for each full, quarterly period within the two most recent fiscal years and any subsequent interim period as reported by published financial sources.

	2012		2011	
	High	Low	High	Low
First Quarter	$ 1.61	$ 1.15	$ 4.89	$ 2.60
Second Quarter	$ 2.60	$ 1.34	$ 3.30	$ 2.56
Third Quarter	$ 4.78	$ 1.56	$ 2.90	$ 2.04
Fourth Quarter	$ 4.31	$ 2.51	$ 2.79	$ 1.04

On March 20, 2013, the closing sale price of the Company's Common Stock on the NYSE MKT was $3.22 per share. The approximate number of record holders of our common stock at March 20, 2013 was 700.

IOT's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, no dividends on IOT's common stock were declared for 2012, 2011, or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

On December 5, 1989, the governing body of the predecessor of the Company approved a share repurchase program authorizing the repurchase of up to a total of 200,000 shares of the predecessor. In June 2000, the Board of Directors of the Company increased the authorization to 500,000 shares. With the 3-for-1 forward split of the Company's Common Stock in June 2005, such authorization would be appropriately increased to 1,500,000 shares and the number of shares previously purchased would be appropriately increased by the same ratio. On August 10, 2010, the Board of Directors approved an increase in the share repurchase program for up to an additional 150,000 shares of common stock which results in a total authorization under the repurchase program for up to 1,650,000 shares of our common stock. This repurchase program has no termination date. The following table represents shares repurchased during each of the three months of the last quarter ended December 31, 2012:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that May Yet be Purchased Under the Program
Balance as of September 30, 2012			1,034,761	615,239
October 31, 2012	-	$ -	1,034,761	615,239
November 30, 2012	-	$ -	1,034,761	615,239
December 31, 2012	-	$ -	1,034,761	615,239
Total	-			

ITEM 6. ***SELECTED FINANCIAL DATA***

	For the Years Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands, except share and per share amounts)				
EARNINGS DATA					
Total operating revenues	$ -	$ -	$ -	$ 3	$ 54
Total operating expenses	1,216	1,334	1,296	1,341	1,639
Operating loss	(1,216)	(1,334)	(1,296)	(1,338)	(1,585)
Other income (expense)	3,682	3,130	3,074	2,884	(314)
Income (loss) before gain on land sales, non-controlling interest, and taxes	2,466	1,796	1,778	1,546	(1,899)
Income tax benefit (expense)	(876)	(815)	52	(541)	10,013
Net income from continuing operations	1,590	981	1,830	1,005	8,114
Net income (loss) from discontinued operations	(69)	(312)	8	(85)	18,596
Net income	1,521	669	1,838	920	26,710
Net income attributable to non-controlling interest	-	-	-	-	-
Net income applicable to common shares	$ 1,521	$ 669	$ 1,838	$ 920	$ 26,710
PER SHARE DATA					
Earnings per share - basic					
Net income from continuing operations	$ 0.38	$ 0.24	$ 0.44	$ 0.24	$ 1.95
Net income (loss) from discontinued operations	(0.02)	(0.08)	0.00	(0.02)	4.46
Net income applicable to common shares	$ 0.36	$ 0.16	$ 0.44	$ 0.22	$ 6.41
Weighted average common share used in computing earnings per share	4,168,214	4,168,214	4,168,214	4,168,214	4,168,264
Earnings per share - diluted					
Net income from continuing operations	$ 0.38	$ 0.24	$ 0.44	$ 0.24	$ 1.95
Net income (loss) from discontinued operations	(0.02)	(0.08)	0.00	(0.02)	4.46
Net income applicable to common shares	$ 0.36	$ 0.16	$ 0.44	$ 0.22	$ 6.41
Weighted average common share used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214	4,168,214	4,168,264
BALANCE SHEET DATA					
Real estate, net	$ 24,511	$ 24,511	$ 29,561	$ 29,503	$ 36,942
Notes and interest receivable, net	$ 25,176	$ 29,786	$ 36,579	$ 36,992	$ 38,015
Total assets	$ 109,506	$ 108,041	$ 117,087	$ 115,665	$ 113,962
Notes and interest payables	$ 28,508	$ 28,588	$ 36,604	$ 37,080	$ 42,319
Shareholders' equity	$ 75,722	$ 74,201	$ 73,532	$ 71,694	$ 70,774
Book value per share	$ 18.17	$ 17.80	$ 17.64	$ 17.20	$ 16.98

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

This Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business", "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". We caution investors that any forward-looking statements in this report, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. These statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

- general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);
- risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments;
- failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;
- risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);
- risks associated with downturns in the national and local economies, increases in interest rates and volatility in the securities markets;
- costs of compliance with the Americans with Disabilities Act and other similar laws and regulations;
- potential liability for uninsured losses and environmental contamination;
- risks associated with our dependence on key personnel whose continued service is not guaranteed; and
- the other risk factors identified in this Form 10-K, including those described under the Part I, Item 1A. "Risk Factors".

The risks included here are not exhaustive. Other sections of this report, including Part I, Item 1A. "Risk Factors" include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we may furnish to the public from time to time through Forms 8-K or otherwise.

Overview

Our primary business is in real estate holdings and investment in mortgage receivables. Land held for development or sale is our sole operating segment. At December 31, 2012, our land consisted of 178.1 acres of land held for future development or sale. All of our land holdings are located in Texas. The principal source of revenue for the Company is interest income on over $25.4 million of note receivables due from related parties. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Effective since April 30, 2011, Pillar is the Company's external Advisor and Cash Manager under a contractual arrangement that is reviewed annually by our Board of Directors. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for TCI's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and IOT. As the contractual Advisor, Pillar is compensated by TCI under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". TCI has no employees. Employees of Pillar render services to TCI in accordance with the terms of the Advisory Agreement. Prime served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011.

Effective since January 1, 2011, Regis manages our commercial properties and provides brokerage services. Regis is entitled to receive a fee for its property management and brokerage services. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management" and "Directors, Executive Officers and Corporate Governance – Real Estate Brokerage". Prior to December 31, 2010, Triad provided management services. Triad sub-contracted the property-level management and leasing of our commercial properties to Regis I.

We have historically engaged in and may continue to engage in certain business transactions with related parties, including but not limited to asset acquisition and dispositions. Transactions involving related parties cannot be presumed to be carried out on an arm's length basis due to the absence of free market forces that naturally exist in business dealings between two or more unrelated entities. Related party transactions may not always be favorable to our business and may include terms, conditions and agreements that are not necessarily beneficial to or in our best interest.

Critical Accounting Policies

We present our financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, we no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, we refer to the ASC Codification as the sole source of authoritative literature.

The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions. As of December 31, 2012, IOT is not the primary beneficiary of a VIE.

For entities in which we have less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, the Company's share of the net earnings or losses of these entities is included in consolidated net income. IOT's investment in Eton Square is accounted for under the equity method.

Real Estate

Upon acquisitions of real estate, we assess the fair value of acquired tangible and intangible assets, including land, buildings, tenant improvements, "above-market" and "below-market" leases, origination costs, acquired in-place leases, other identified intangible assets and assumed liabilities in accordance with ASC Topic 805 "Business Combinations", and allocate the purchase price to the acquired assets and assumed liabilities, including land at appraised value and buildings at replacement cost.

We assess and consider fair value based on estimated cash flow projections that utilize appropriate discount and/or capitalization rates, as well as available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends, and market and economic conditions. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. We also consider an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants' credit quality and expectations of lease renewals. Based on our acquisitions to date, our allocation to customer relationship intangible assets has been immaterial.

We record acquired "above-market" and "below-market" leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) management's estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases.

Other intangible assets acquired include amounts for in-place lease values that are based on our evaluation of the specific characteristics of each tenant's lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, we consider leasing commissions, legal and other related expenses.

Depreciation and Impairment

Real estate is stated at depreciated cost. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, property taxes, insurance, and other project costs incurred during the period of development.

Management reviews its long-lived assets used in operations for impairment when there is an event or change in circumstances that indicates impairment in value. An impairment loss is recognized if the carrying amount of its assets is not recoverable and exceeds its fair value. If such impairment is present, an impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. If we determine that impairment has occurred, the affected assets must be reduced to their face value.

ASC Topic 360 "Property, Plant and Equipment" requires that qualifying assets and liabilities and the results of operations that have been sold, or otherwise qualify as "held for sale," be presented as discontinued operations in all periods presented if the property operations are expected to be eliminated and the Company will not have significant continuing involvement following the sale. The components of the property's net income that is reflected as discontinued operations include the net gain (or loss) upon the disposition of the property held for sale, operating results, depreciation and interest expense (if the property is subject to a secured loan). We generally consider assets to be "held for sale" when the transaction has been approved by our Board of Directors, or a committee thereof, and there are no known significant contingencies relating to the sale, such that the property sale within one year is considered probable. Following the classification of a property as "held for sale," no further depreciation is recorded on the assets.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest - Capitalization of Interest" and ASC Topic 970 "Real Estate—General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

Recognition of Revenue

Our revenues are composed largely of interest income on notes receivable. Included in discontinued operations, in accordance with ASC 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases, as applicable.

Revenue Recognition on the Sale of Real Estate

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment – Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, we defer some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing Notes Receivable

The Company considers a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on Notes Receivable

We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Allowance for Estimated Losses

We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable from Related Parties" for details on our notes receivable.

Fair Value Measurement

The company applies the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement

Related parties

We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Contractual Obligations

We have contractual obligations and commitments primarily with regards to the payment of mortgages. The following table aggregates our expected contractual obligations and commitments and includes items not accrued, per Generally Accepted Accounting Principles, through the term of the obligation such as interest expense. Our aggregate obligations subsequent to December 31, 2012 are shown in the table below (dollars in thousands):

	Total	2013	2014	2015-2017	Thereafter
Long-term debt obligation	$ 28,107	$ 28,103	$ 1	$ 3	$ -
Capital lease obligation	-	-	-	-	-
Operating lease obligation	-	-	-	-	-
Purchase obligation	-	-	-	-	-
Other long-term debt liabilities reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$ 28,107	$ 28,103	$ 1	$ 3	$ -

Results of Operations

The following discussion is based on our Consolidated Financial Statements "Consolidated Statement of Operations" for the years ended December 31, 2012, 2011, and 2010 from Part II, Item 8. "Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our net income applicable to common shares. Instead, we have focused on significant fluctuations within our operations that we feel are relevant to obtain an overall understanding of the change in income applicable to common shareholders.

Our current operations consist of land held for future development or sale. Our operating expenses relate primarily to the administration and maintenance costs associated with the land held for development or sale.

We also have other income and expense items. We receive interest income from the funds deposited with our advisor at a rate of prime plus 1.0%. We have receivables from related parties which also provide interest income. Our other significant expense item is from the mortgage expense which includes interest payments on the debt secured by our land portfolio.

Comparison of the year ended December 31, 2012 to the year ended December 31, 2011

We had a net income applicable to common shares of $1.5 million or $0.36 per diluted earnings per share for the year ended December 31, 2012, as compared to a net income applicable to common shares of $669,000 or $0.16 per diluted earnings per share for the same period ended 2011.

Revenue

Land held for development or sale is our sole operating segment. There was no income generated from this segment for the twelve months ended December 31, 2012 and December 31, 2011. In 2011, we recognized the sale of the land and storage warehouse known as Eagle Crest, resulting in no further rental revenues and the reclassification of all financial results to discontinued operations.

Expenses

Property operating expenses were $67,000 for the twelve months ended December 31, 2012. This represents an increase of $29,000, as compared to the prior period operating expenses of $38,000. The increase was in the land portfolio relating to POA fees billed during 2012, $25,000 of which was the 3rd and 4th quarter billings for the prior year and $3,000 was an increase in current period billings. There was a decrease in professional fees for potential land development.

Advisory fees were $815,000 for the twelve months ended December 31, 2012. This represents a decrease of $35,000 as compared to the prior period advisory fee of $850,000. The advisory fee is calculated as a percentage of total gross assets and subsequent to the disposition of Eagle Crest land and storage warehouse, this fee reduced in correlation to the decrease in assets.

Other income (expense)

Interest income was $5.2 million for the twelve months ended December 31, 2012. This represents an increase of $736,000 in the current year, as compared to interest income of $4.4 million in the prior period. The increase is due to the payments received on our notes receivables from Unified Housing Foundation, a related party. The receivables are surplus cash flow notes. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Mortgage loan interest expense was $1.3 million for the twelve months ended December 31, 2012. This represents an increase of $73,000 in the current year, as compared to interest expense of $1.2 million in the prior period. The lender for the Travelers land mortgage, which is under a forbearance agreement, was applying 100% of the monthly debt service to principal until the October extension of the forbearance agreement. The lender reallocated the payments to accrued interest, thereby changing the amount of interest owed. We corrected our accruals to represent the change in allocation between principal and interest made by the lender.

Earnings from unconsolidated subsidiaries and investees relate to IOT's 10.0% investment in TCI Eton Square, LP. This investment is accounted for under the equity method and recognizes its portion of the current period earnings.

Income tax expense was $876,000 for the twelve months ended December 31, 2012. This represents an increase of $61,000 as compared to the prior period income tax expense of $815,000. The increase was due to the increase in the current period net income, as compared to the prior period. IOT is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009 and due to the positive net income in the current period, it used net operating losses from its parent(s) and is required to compensate for those losses used in the current period.

Discontinued operations

There were no properties sold in 2012. In 2011, we sold 13.0 acres of land with a storage warehouse (Eagle Crest). The results of operations from these properties are shown below (dollars in thousands):

	For Years Ended December 31,	
	2012	2011
Revenue		
Rental	$ -	$ 159
Property operations	-	1,501
	-	(1,342)
Expenses		
Mortgage and loan interest	-	(85)
General and administration	(106)	-
	(106)	(85)
Net loss from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	(106)	(1,427)
Gain on sale of discontinued operations	-	947
Loss from discontinued operations, net of non-controlling interest before tax	(106)	(480)
Income tax benefit	37	168
Loss from discontinued operations, net of non-controlling interest	$ (69)	$ (312)

Comparison of the year ended December 31, 2011 to the year ended December 31, 2010

We had a net income applicable to common shares of $669,000 or $0.16 per diluted earnings per share for the year ended December 31, 2011, as compared to a net income applicable to common shares of $1.8 million or $0.44 per diluted earnings per share for the same period ended 2010.

Revenue

There was no rental and other property revenues for the twelve months ended December 31, 2011, and December 31, 2010. In 2011, we recognized the sale of the land and storage warehouse known as Eagle Crest, resulting in no further rental revenues and the reclassification of all financial results to discontinued operations.

Expenses

Property operations expenses were $38,000 for the twelve months ended December 31, 2011. This represents a decrease of $14,000, as compared to the prior period operating expenses of $52,000, due to a decrease in professional services for potential land development and POA fees.

Other income (expense)

Interest income was $4.4 million for the twelve months ended December 31, 2011. This represents an increase of $155,000 in the current year, as compared to interest income of $4.3 million in the prior period. The increase is due to the payments received on our notes receivables from Unified Housing Foundation, a related party. The receivables are surplus cash flow notes. The entity is required to pay on the notes when they generate surplus cash flow, thus interest income was recorded when received. More surplus cash flow was generated in the current year, as compared to the prior year.

Mortgage loan interest expense was $1.2 million for the twelve months ended December 31, 2011. This represents an increase of $95,000 in the current year, as compared to interest expense of $1.1 million in the prior period.

General and administrative expenses were $500,000 for the twelve months ended December 31, 2011. This represents an increase of $23,000, as compared to the prior period operating expenses of $477,000. This increase was mainly due to an increase in legal services related to the transfer of Eagle Crest land and an increase in cost reimbursements due to our Advisor.

Earnings from unconsolidated subsidiaries and investees relate to IOT's 10.0% investment in TCI Eton Square, LP. This investment is accounted for under the equity method and recognizes its portion of the current period earnings.

Income tax expense was $815,000 for the twelve months ended December 31, 2011. This represents an increase of $867,000 as compared to the prior period income tax benefit of $52,000. The increase was primarily due to the $647,000 income tax due according to the tax sharing agreement with TCI. IOT is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009 and due to the positive net income in the current period, it used net operating losses from its parent(s) and is required to compensate for those losses used in the current period. In the prior year, there was no income tax due, therefore no payment was necessary.

Discontinued operations

In 2011, we sold 13.0 acres of land with a storage warehouse (Eagle Crest). There were no properties sold in 2010. The statements of operations for all prior periods presented have been restated to reflect the reclassification to discontinued operations. The results of operations from these properties are shown below (dollars in thousands):

	For Years Ended December 31, 2011	2010
Revenue		
Rental	$ 159	313
Property operations	1,501	136
	(1,342)	177
Expenses		
Mortgage and loan interest	(85)	(165)
General and administration	-	-
	(85)	(165)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	(1,427)	12
Gain on sale of discontinued operations	947	-
Income (loss) from discontinued operations, net of non-controlling interest before tax	(480)	12
Income tax benefit (expense)	168	(4)
Income (loss) from discontinued operations, net of non-controlling interest	$ (312)	$ 8

Liquidity and Capital Resources

General

Our principal liquidity needs are:

- fund normal recurring expenses;
- meet debt service and principal repayment obligations including balloon payments on maturing debt;
- fund capital expenditures; and
- fund possible property acquisitions.

Our principal sources of cash have been and will continue to be:

- property operations;
- proceeds from land and income-producing property sales;
- collection of mortgage notes receivable;
- collections of receivables from related companies;
- refinancing of existing mortgage notes payable; and
- additional borrowings, including mortgage notes payable, and lines of credit.

It is important to realize that the current status of the banking industry has had a significant effect on our industry. The banks' willingness and/or ability to originate loans affects our ability to buy and sell property, and refinance existing debt. We are unable to foresee the extent and length of this down-turn. A continued and extended decline could materially impact our cash flows. We draw on multiple financing sources to fund our long-term capital needs.

We may also issue additional equity securities, including common stock. Management anticipates that our cash as of December 31, 2012, along with cash that will be generated in 2013 from property operations, may not be sufficient to meet all of our cash requirements. Management intends to selectively sell land and income producing assets, refinance or extend real estate debt and seek additional borrowings secured by real estate to meet its liquidity requirements. Although history cannot predict the future, historically, we have been successful at refinancing and extending a portion of the Company's current maturity obligations

Financial Position

The following impacted our balance sheet as of December 31, 2012:

The notes and interest receivable balance decreased due to the cash received on the surplus cash notes receivable.

The receivables and accrued interest from related parties balance increased due to the cash invested with our advisor.

Cash Flow Summary

The following summary discussion of our cash flows is based on the Consolidated Statements of Cash Flows as presented in Part I, Item 8. "Financial Statements and Supplementary Data" and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented.

Our cash and cash equivalents were $2,000 and $1,000 as of December 31, 2012 and December 31, 2011, respectively. The increase was a result of the following increases and decreases in cash flows:

	Year ended December 31,		
	2012	2011	Variance
	(amounts in thousands)		
Net cash provided by operating activities	$ 3,385	$ 903	$ 2,482
Net cash provided by (used in) investing activities	$ (3,384)	$ 2,128	$ (5,512)
Net cash used in financing activities	$ -	$ (3,050)	$ 3,050

The increase in the net cash provided by operating activities is primarily due to the interest payments received on the mortgage receivables.

Our cash from investing activities in the current year was due to the repayment of a mortgage receivable, and this cash flow in combination with the interest payment received was invested with our advisor. Cash proceeds from mortgage receivables were higher in the current period; therefore more cash was used to invest with our Advisor, than in the prior period.

The cash used in financing activities is due to payments made on recurring debt obligations. In 2012, we had no payments on the outstanding debt balances. In the prior year, we satisfied debt related to property sales.

We paid no dividends in 2012, 2011, or 2010. It is unlikely that we will pay any quarterly dividends in 2013.

Management reviews the carrying values of our properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicates that impairment may exist. Impairment is considered to exist if the future cash flow from a property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable, impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. The note receivable review includes an evaluation of the collateral property securing such note. If impairment is found to exist, a provision for loss is recorded by a charge against earnings. The property review generally includes: (1) selective property inspections; (2) a review of the property's current rents compared to market rents; (3) a review of the property's expenses; (4) a review of maintenance requirements; (5) a review of the property's cash flow; (6) discussions with the manager of the property; and (7) a review of properties in the surrounding area.

Environmental Matters

Under various federal, state and local environmental laws, ordinances and regulations, IOT may be potentially liable for removal or remediation costs, as well as certain other potential costs, relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air and third parties may seek recovery for personal injury associated with such materials.

Management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on IOT's business, assets or results of operations.

Inflation

The effects of inflation on IOT's operations are not quantifiable. Revenues from property operations tend to fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and the ultimate gain to be realized from property sales. To the extent that inflation affects interest rates, earnings from short-term investments and the cost of new financings, as well as the cost of variable interest rate, debt will be affected.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

IOT's future operations, cash flow and fair values of financial instruments are partially dependent upon the then existing market interest rates and market equity prices. Market risk is the change in the market rates and prices and the affect of these changes on future operations. Market risk is managed by matching a property's anticipated net operating income to an appropriate financing.

IOT is exposed to interest rate risk associated with variable rate notes payable and maturing debt that has to be refinanced. IOT does not hold financial instruments for trading or other speculative purposes, but rather issues these financial instruments to finance its portfolio of real estate assets. Interest rate sensitivity is the relationship between changes in market interest rates and the fair value of market rate-sensitive assets and liabilities. IOT's earnings are affected as changes in short-term interest rates impact its cost of variable rate debt and maturing fixed rate debt. A large portion of IOT's market risk is exposure to short-term interest rates from variable rate borrowings. If market interest rates for variable rate debt average 100 basis points more in 2013 than they did during 2012, IOT's interest expense would increase and net income would decrease by $277,100. This amount is determined by considering the impact of hypothetical interest rates on IOT's borrowing cost. This analysis did not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no change in IOT's financial structure.

The following table contains only those exposures that existed at December 31, 2012. Anticipation of exposures or risk on positions that could possibly arise was not considered. IOT's ultimate interest rate risk and its affect on operations will depend on future capital market exposures, which cannot be anticipated with a probable assurance level (dollars in thousands):

	2013	2014	2015	2016	2017	Thereafter	Total
Variable interest rate - fair value							$ -
Instrument's maturities	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Instrument's amortization	-	-	-	-	-	-	-
Interest	-	-	-	-	-	-	-
Average Rate	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Fixed interest rate - fair value							$ 27,410
Instrument's maturities	$ -	$ -	$ -	$ -	$ -	$ 27,410	$ 27,410
Instrument's amortization	-	-	-	-	-	-	-
Interest	1,439	1,439	1,439	3,289	3,289	32,892	43,787
Average Rate	5.25%	5.25%	5.25%	12.00%	12.00%	12.00%	

	2013	2014	2015	2016	2017	Thereafter	Total
Variable interest rate - fair value							$ 27,710
Instrument's maturities	$ 27,502	$ -	$ -	$ -	$ -	$ -	$ 27,502
Instrument's amortization	208	-	-	-	-	-	208
Interest	391	-	-	-	-	-	391
Average Rate	4.25%	0.00%	0.00%	0.00%	0.00%	0.00%	
Fixed interest rate - fair value							$ 5
Instrument's maturities	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Instrument's amortization	-	1	1	1	1	1	5
Interest	1	-	-	-	-	-	1
Average Rate	12.50%	12.50%	12.50%	12.50%	12.50%	12.50%	

ITEM 8. ***CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Income Opportunity Realty Investors, Inc.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Income Opportunity Realty Investors, Inc. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. Income Opportunity Realty Investors, Inc's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, also assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in the notes to the financial statements, Income Opportunity Realty Investors, Inc. has significant transactions with and balances due from related parties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Income Opportunity Realty Investors, Inc. as of December 31, 2012 and 2011, and the results of its operations, changes in stockholders' equity and its cash flows for each of the years in the three-year period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the consolidated financial statements taken as a whole. Schedules III and IV are presented for the purpose of complying with the Securities and Exchange Commission's rules and is not a required part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the consolidated financial statements taken as a whole.

/s/ Swalm & Associates, P.C.

Swalm & Associates, P.C.
Richardson, Texas
March 29, 2013

INCOME OPPORTUNITY REALTY INVESTORS, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2012		December 31, 2011
	(dollars in thousands, except share and par value amounts)			
Assets				
Real estate land holdings, at cost	$	24,511	$	24,511
Total real estate		24,511		24,511
Notes and interest receivable from related parties		27,002		31,612
Less allowance for doubtful accounts		(1,826)		(1,826)
Total notes and interest receivable		25,176		29,786
Cash and cash equivalents		2		1
Investments in unconsolidated subsidiaries and investees		-		37
Receivable and accrued interest from related parties		58,534		52,160
Other assets		1,283		1,546
Total assets	$	109,506	$	108,041
Liabilities and Shareholders' Equity				
Liabilities:				
Notes and interest payable	$	28,508	$	28,588
Deferred revenue (from sales to related parties)		5,127		5,127
Accounts payable and other liabilities		149		125
		33,784		33,840
Commitments and contingencies:				
Shareholders' equity:				
Common stock, $.01 par value, authorized 10,000,000 shares; issued 4,173,675 shares in 2012 and 2011		42		42
Treasury stock at cost, 5,461 shares in 2012 and 2011		(39)		(39)
Paid-in capital		61,955		61,955
Retained earnings		13,764		12,243
Total shareholders' equity		75,722		74,201
Total liabilities and shareholders' equity	$	109,506	$	108,041

The accompanying notes are an integral part of these consolidated financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands, except share and per share amounts)		
Revenues:			
Rental and other property revenues	$ -	$ -	$ -
Expenses:			
Property operating expenses (including $61 and $8 and $15 for the year ended 2012 and 2011 and 2010 respectively from related parties)	67	38	52
General and administrative (including $334 and $260 and $278 for the year ended 2012 and 2011 and 2010 respectively from related parties)	514	500	477
Advisory fee to related party	815	850	866
Total operating expenses	1,396	1,388	1,395
Operating loss	(1,396)	(1,388)	(1,395)
Other income (expense):			
Interest income from related parties	5,183	4,447	4,292
Mortgage and loan interest	(1,284)	(1,211)	(1,116)
Earnings from unconsolidated subsidiaries and investees	(37)	(52)	(3)
Total other income	3,862	3,184	3,173
Income before gain on land sales, non-controlling interest, and taxes	2,466	1,796	1,778
Income from continuing operations before tax	2,466	1,796	1,778
Income tax benefit (expense)	(876)	(815)	52
Net income from continuing operations	1,590	981	1,830
Discontinued operations:			
Income (loss) from discontinued operations	(106)	(1,427)	12
Gain on sale of real estate from discontinued operations	-	947	-
Income tax expense (benefit) from discontinued operations	37	168	(4)
Net income (loss) from discontinued operations	(69)	(312)	8
Net income	1,521	669	1,838
Earnings per share - basic			
Income from continuing operations	$ 0.38	$ 0.24	$ 0.44
Loss from discontinued operations	(0.02)	(0.08)	-
Net income	$ 0.36	$ 0.16	$ 0.44
Earnings per share - diluted			
Income from continuing operations	$ 0.38	$ 0.24	$ 0.44
Loss from discontinued operations	(0.02)	(0.08)	-
Net income	$ 0.36	$ 0.16	$ 0.44
Weighted average common share used in computing earnings per share	4,168,214	4,168,214	4,168,214
Weighted average common share used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214

The accompanying notes are an integral part of these consolidated financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Three Years Ended December 31, 2012
(dollars in thousands)

		Common Stock		Treasury	Paid-in	Retained
	Total	Shares	Amount	Stock	Capital	Earnings
Balance, December 31, 2009	$ 71,694	4,173,675	$ 42	$ (39)	$ 61,955	$ 9,736
Net income	1,838	-	-	-	-	1,838
Balance, December 31, 2010	$ 73,532	4,173,675	$ 42	$ (39)	$ 61,955	$ 11,574
Net income	669	-	-	-	-	669
Balance, December 31, 2011	$ 74,201	4,173,675	$ 42	$ (39)	$ 61,955	$ 12,243
Net income	1,521	-	-	-	-	1,521
Balance, December 31, 2012	$ 75,722	4,173,675	$ 42	$ (39)	$ 61,955	$ 13,764

The accompanying notes are an integral part of these consolidated financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Cash Flow From Operating Activities:			
Net income	$ 1,521	$ 669	$ 1,838
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization	-	-	18
Earnings from unconsolidated subsidiaries and investees	37	52	3
Gain on sale of income producing properties	-	(947)	
Provision on impairment of real estate assets	-	1,474	
(Increase) decrease in assets:			
Accrued interest receivable	1,620	(2,692)	(1,959)
Other assets	263	690	148
Increase (decrease) in liabilities:			
Accrued interest payable	(80)	1,935	109
Other liabilities	24	(278)	60
Net cash provided by operating activities	3,385	903	217
Cash Flow From Investing Activities:			
Proceeds from sales of income-producing properties	-	1,892	-
Proceeds from sales of land	-	1,210	-
Proceeds from notes receivable	2,990	2,585	2,372
Real estate improvements	-	-	(58)
Affiliate receivable	(6,374)	(3,559)	(1,922)
Net cash provided by (used in) investing activities	(3,384)	2,128	392
Cash Flow From Financing Activities:			
Payments on notes payable	-	(682)	(585)
Payments on maturing notes payable	-	(2,374)	-
Deferred financing costs	-	6	(6)
Net cash used in financing activities	-	(3,050)	(591)
Net increase in cash and cash equivalents	1	(19)	18
Cash and cash equivalents, beginning of period	1	20	2
Cash and cash equivalents, end of period	$ 2	$ 1	$ 20
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 1,385	$ 1,154	$ 2,139
Cash paid for income taxes	$ -	$ -	$ 84

The accompanying notes are an integral part of these consolidated financial statements.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of Income Opportunity Realty Investors, Inc. and consolidated entities were prepared in conformity with accounting principles generally accepted in the United States of America, the most significant of which are described in Note 1. "Summary of Significant Accounting Policies". The Notes to Consolidated Financial Statements are an integral part of these Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances in the 2011 and 2010 presentation have been reclassified to conform to the 2012 presentation.

NOTE 1. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

FASB Accounting Standards Codification. The Company presents its financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). In June 2009, the Financial Accounting Standards Board ("FASB") completed its accounting guidance codification project. The FASB Accounting Standards Codification ("ASC") became effective for the Company's financial statements issued subsequent to June 30, 2009 and is the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. As of the effective date, the company will no longer refer to the authoritative guidance dictating its accounting methodologies under the previous accounting standards hierarchy. Instead, the Company will refer to the ASC Codification as the sole source of authoritative literature.

Organization and business. Income Opportunity Realty Investors, Inc. is the successor to a California business trust organized on December 14, 1984, which commenced operations on April 10, 1985. Due to the completion of a tender offer by American Realty Investors, Inc. ("ARI"), a related party, on March 19, 2003, and the resulting concentration of ownership, IOT no longer met the requirement as of January 1, 2003 for tax treatment as a REIT. IOT cannot re-qualify for REIT tax status for at least five years after January 1, 2003. As of December 31, 2012, Transcontinental Realty Investors, Inc. ("TCI"), a related party, owns approximately 81.12% of IOT's outstanding shares of Common Stock. The Company is headquartered in Dallas, Texas, and its common stock trades on the New York Stock Exchange Euronext ("NYSE MKT") under the symbol ("IOT").

IOT is a "C Corporation" for U.S. federal income tax purposes. For tax periods ending before August 31, 2012, IOT filed an annual consolidated income tax return with ARL and TCI and their subsidiaries. ARL was the common parent for the consolidated group. After that date, IOT and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. ("RAMI") consolidated group for tax purposes.

IOT's Board of Directors is responsible for directing the overall affairs of IOT and for setting the strategic policies that guide the Company. As of April 30, 2011, the Board of Directors delegated the day-to-day management of the Company to Pillar Income Asset Management, Inc., a Nevada corporation ("Pillar"), under an Advisory Agreement that is reviewed annually by IOT's Board of Directors. The directors of IOT are also directors of ARL and TCI. The Chairman of the Board of Directors of IOT also serves as the Chairman of the Board of Directors of ARL and TCI. The officers of IOT also serve as officers of ARL, TCI and Pillar.

Effective since April 30, 2011, Pillar, the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for IOT's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and TCI. As the contractual advisor, Pillar is compensated by IOT under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". IOT has no employees. Employees of Pillar render services to IOT in accordance with the terms of the Advisory Agreement. Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011.

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties and provides brokerage services. Regis receives property management fees and leasing commissions in accordance with the terms of its property-level management agreement. Regis is also entitled to receive real estate brokerage commissions in accordance with the terms of a non-exclusive brokerage agreement. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance – Property Management". Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services. Triad sub-contracted the property-level management and leasing of our commercial properties to Regis Realty I, LLC ("Regis I").

Our primary business is investing in real estate and mortgage receivables. Land held for development or sale is our sole operating segment. At December 31, 2012, our land consisted of 178.1 acres of land held for future development or sale. All of our land holdings are located in Texas. The principal source of revenue for the Company is interest income on over $25.4 million of note receivables due from related parties. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Basis of presentation. The accompanying Consolidated Financial Statements include our accounts, our subsidiaries, generally all of which are wholly-owned, and all entities in which we have a controlling interest. Arrangements that are not controlled through voting or similar rights are accounted for as a Variable Interest Entity (VIE), in accordance with the provisions and guidance of ASC Topic 810 "Consolidation", whereby we have determined that we are a primary beneficiary of the VIE and meet certain criteria of a sole general partner or managing member as identified in accordance with Emerging Issues Task Force ("EITF") Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership when the Investor is the Sole General Partner and the Limited Partners have Certain Rights ("EITF 04-5"). VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders as a group lack adequate decision making ability, the obligation to absorb expected losses or residual returns of the entity, or have voting rights that are not proportional to their economic interests. The primary beneficiary generally is the entity that provides financial support and bears a majority of the financial risks, authorizes certain capital transactions, or makes operating decisions that materially affect the entity's financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

In determining whether we are the primary beneficiary of a VIE, we consider qualitative and quantitative factors, including, but not limited to: the amount and characteristics of our investment; the obligation or likelihood for us or other investors to provide financial support; our and the other investors' ability to control or significantly influence key decisions for the VIE; and the similarity with and significance to the business activities of us and the other investors. Significant judgments related to these determinations include estimates about the current future fair values and performance of real estate held by these VIEs and general market conditions. As of December 31, 2012, IOT was not the primary beneficiary of a VIE.

For entities in which we have less than a controlling financial interest or entities where it is not deemed to be the primary beneficiary, the entities are accounted for using the equity method of accounting. Accordingly, our share of the net earnings or losses of these entities is included in consolidated net income. IOT's investment in Eton Square is accounted for under the equity method.

Real estate, depreciation and impairment. Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—10-40 years; furniture, fixtures and equipment—5-10 years). We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, "Property, Plant and Equipment". Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset's net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Any properties that are treated as "subject to sales contract" on the Consolidated Balance Sheets and are listed in detail in Schedule III, "Real Estate and Accumulated Depreciation" are those in which we have not recognized the legal sale according to the guidance in ASC 360-20 due to various factors, disclosed in each sale transaction under Item 1 Significant Real Estate Acquisitions/Dispositions and Financing. Any sale transaction where the guidance reflects that a sale had not occurred, the asset involved in the transaction, including the debt and property operations, remained on the books of the Company. We continue to charge depreciation to expense as a period costs for the property until such time as the property has been classified as held for sale in accordance with guidance reflected in ASC 360-10-45 "Impairment or Disposal of Long-Lived Assets".

Real estate held for sale. We periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of our board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale are stated separately on the accompanying Consolidated Balance Sheets. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. The operating results of real estate assets held for sale and sold are reported as discontinued operations in the accompanying statements of operations. Income from discontinued operations includes the revenues and expenses, including depreciation and interest expense, associated with the assets. This classification of operating results as discontinued operations applies retroactively for all periods presented. Additionally, gains and losses on assets designated as held for sale are classified as part of discontinued operations.

Cost Capitalization. The cost of buildings and improvements includes the purchase price of property, legal fees and other acquisition costs. Costs directly related to planning, developing, initial leasing and constructing a property are capitalized and classified as Real Estate in the Consolidated Balance Sheets. Capitalized development costs include interest, property taxes, insurance, and other direct project costs incurred during the period of development.

A variety of costs are incurred in the acquisition, development and leasing of properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 "Interest – Capitalization of Interest" and ASC Topic 970 "Real Estate - General". The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. We consider a construction project as substantially completed and held available for occupancy upon the receipt of certificates of occupancy, but no later than one year from cessation of major construction activity. We cease capitalization on the portion (1) substantially completed and (2) occupied or held available for occupancy, and we capitalize only those costs associated with the portion under construction.

We capitalize leasing costs which include commissions paid to outside brokers, legal costs incurred to negotiate and document a lease agreement and any internal costs that may be applicable. We allocate these costs to individual tenant leases and amortize them over the related lease term.

Fair value measurement. We apply the guidance in ASC Topic 820, "Fair Value Measurements and Disclosures," to the valuation of real estate assets. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date, establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and includes three levels defined as follows:

Level 1—Unadjusted quoted prices for identical and unrestricted assets or liabilities in active markets.

Level 2—Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Unobservable inputs that are significant to the fair value measurement.
A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Related parties. We apply ASC Topic 805, "Business Combinations", to evaluate business relationships. Related parties are persons or entities who have one or more of the following characteristics, which include entities for which investments in their equity securities would be required, trust for the benefit of persons including principal owners of the entities and members of their immediate families, management personnel of the entity and members of their immediate families and other parties with which the entity may deal if one party controls or can significantly influence the decision making of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests, or affiliates of the entity.

Recognition of revenue. Our revenues are composed largely of interest income on notes receivable. Included in discontinued operations, in accordance with ASC 805 "Business Combinations", we recognize rental revenue of acquired in-place "above-" and "below-market" leases at their fair values over the terms of the respective leases, as applicable.

Sales and the associated gains or losses of real estate assets are recognized in accordance with the provisions of ASC Topic 360-20, "Property, Plant and Equipment—Real Estate Sale". The specific timing of a sale is measured against various criteria in ASC 360-20 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria for the full accrual method are not met, the Company defers some or all of the gain recognition and accounts for the continued operations of the property by applying the finance, leasing, deposit, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Non-performing notes receivable. We consider a note receivable to be non-performing when the maturity date has passed without principal repayment and the borrower is not making interest payments in accordance with the terms of the agreement.

Interest recognition on notes receivable. We record interest income as earned in accordance with the terms of the related loan agreements. Prior to January 1, 2012, on cash flow notes where payments are based upon surplus cash from operations, accrued but unpaid interest income was only recognized to the extent that cash was received. As of January 1, 2012, due to the consistency of cash received on the surplus cash notes, we are recording interest as earned.

Allowance for estimated losses. We assess the collectability of notes receivable on a periodic basis, of which the assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. The amount of the impairment to be recognized generally is based on the fair value of the partnership's real estate that represents the primary source of loan repayment. See Note 3 "Notes and Interest Receivable from Related Parties" for details on our notes receivable.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, all highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Earnings per share. Earnings per share "(EPS)" have been computed pursuant to the provisions of ASC 620 "Earnings Per Share". The computation of basic EPS is calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding during the period. Shares issued during the period shall be weighted for the portion of the period that they were outstanding.

Use of estimates. In the preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, it is necessary for management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year ended. Actual results could differ from those estimates.

Income Taxes. IOT is a "C Corporation" for U.S. federal income tax purposes. For tax periods ending before August 31, 2012, IOT filed an annual consolidated income tax return with ARL and TCI and their subsidiaries. ARL was the common parent for the consolidated group. After that date, IOT and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. ("RAMI") consolidated group for tax purposes. The income tax expense (benefit) for the 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. The agreement specifies the manner in which the group will share the consolidated tax liability and also how certain tax attributes are to be treated among members of the group.

Recent Accounting Pronouncements. There were no recent accounting pronouncements that our company has not implemented that materially affect our financial statements.

NOTE 2. *REAL ESTATE*

Real estate consisted of the following at December 31, (dollars in thousands):

	2012	2011
Mercer Crossing Multi-Tracts	$ 24,511	$ 24,511
	$ 24,511	$ 24,511

The land owned by the Company is a contiguous land parcel in Farmers Branch, TX and is part of a larger development project referred to as "Mercer Crossing". It is expected that this land will be developed or sold for development in the future.

The Company entered into a sales contract with an independent third party, for 100 acres of Travelers land for $17.5 million or $4.02/sf. The buyer is entitled to an inspection period, which expires August 15, 2013.

There were no significant real estate transactions for the year ended December 31, 2012.

Concentration of investment risk. IOT has a high concentration of investment risk on properties in the southwest region of the United States, specifically Texas. This risk includes, but is not limited to, changes in local economic conditions, changes in real estate and zoning laws, increases in real estate taxes, floods, tornados and other acts of God and other factors beyond the control of management. In the opinion of management, this investment risk is partially mitigated by the diversification of property types in other geographical regions of the United States, management's review of additional investments, acquisitions in other areas and by insurance.

NOTE 3. *NOTES AND INTEREST RECEIVABLE FROM RELATED PARTIES*

Junior Mortgage Loans. Junior mortgage loans are loans secured by mortgages that are subordinate to one or more prior liens on the underlying real estate. Recourse on the loans ordinarily includes the real estate which secures the loan, other collateral and personal guarantees of the borrower.

At December 2012 and 2011, we had junior mortgage loans and accrued interest receivable from related parties, net of allowances, totaling $25.2 million and $29.8 million, respectively. The loans mature at various dates through December 2027 and have interest rates at 5.25%, increasing in the future to 12.00%.

Payments are due from surplus cash flow or sale or refinancing of the underlying properties. These notes are cross collateralized to the extent that any surplus cash available from the sale or refinance of any of the properties underlying these notes will be used to repay outstanding interest and principal for the remaining notes. Our mortgage notes receivable consist of junior mortgage loans (dollars in thousands):

Borrower	Maturity Date	Interest Rate	Amount	Security
Performing loans:				
Unified Housing Foundation, Inc. (Echo Station)	12/27	5.25%	1,481	100% Interest in Unified Housing of Temple, LLC
Unified Housing Foundation, Inc. (Lakeshore Villas)	12/27	5.25%	2,000	Unsecured
Unified Housing Foundation, Inc. (Lakeshore Villas)	12/27	5.25%	6,363	Membership interest in Housing for Seniors of Humble, LLC
Unified Housing Foundation, Inc. (Limestone Canyon)	12/27	5.25%	3,057	100% Interest in Unified Housing of Austin, LLC
Unified Housing Foundation, Inc. (Limestone Ranch)	12/27	5.25%	2,250	100% Interest in Unified Housing of Vista Ridge, LLC
Unified Housing Foundation, Inc. (Parkside Crossing)	12/27	5.25%	1,936	100% Interest in Unified Housing of Parkside Crossing, LLC
Unified Housing Foundation, Inc. (Sendero Ridge)	12/27	5.25%	5,174	100% Interest in Unified Housing of Sendero Ridge, LLC
Unified Housing Foundation, Inc. (Timbers of Terrell)	12/27	5.25%	1,323	100% Interest in Unified Housing of Terrell, LLC
Unified Housing Foundation, Inc. (Tivoli)	12/27	5.25%	1,826	100% Interest in Unified Housing of Tivoli, LLC
Accrued interest			1,592	
Total Performing			$ 27,002	
Allowance for estimated losses			(1,826)	
Total			$ 25,176	

All are related party notes.

On February 29, 2012, we received $3.3 million from UHF as payoff for the $3.0 note receivable due from UHF, related to Cliffs of El Dorado and $0.3 million in accrued interest.

NOTE 4. ***INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND INVESTEES***

Investments in unconsolidated subsidiaries, jointly owned companies and other investees in which we have a 20% to 50% interest or otherwise exercise significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses, via the equity method of accounting.

Investee	Percent ownership 2012	2011	2010
TCI Eton Square, L.P. ("Eton Square")	10%	10%	10%

Our interest in Eton Square in the amount of 10% is accounted for under the equity method; the investment is carried at cost, and adjusted for the companies' proportionate share of earnings or losses. Due to the losses accounted for under the equity method, our investment is now at zero. Due to the sale being disclosed but not recognized or recorded below, we have not changed our method of recording financial activity for our investment. Upon the sale of the building to a third party, we will record the disposition of our investment.

On May 18, 2010, we sold our 10.0% investment in TCI Eton Square, LP to TX Highland RS Corp, a related party, for a sales price of $1.37 million. This entity owns a 225,566 square foot office and retail center known as Eton Square located in Tulsa, Oklahoma. A three-year note receivable for the full sales price was given as consideration, with an interest rate of prime plus 2%, payable at maturity on May 18, 2013. The Company did not recognize or record the sale in accordance with ASC 360-20 due to the buyer's inadequate initial investment and the Company's questionable recovery of investment cost. The Company determined that no sale had occurred for financial reporting purposes and therefore the investment remained on the books.

The market values as of the year ended December 31, 2012 and 2011 were not determinable as there were no traded markets, either active or inactive, for this investment.

The following is a summary of the financial position and results of operations from our investees (dollars in thousands):

	2012	2011	2010
Real Estate, net of accumulated depreciation	$ 12,060	$ 12,976	$ 13,318
Other assets	640	533	576
Notes payable	(9,363)	(9,363)	(9,363)
Other liabilities	(3,972)	(3,779)	(3,641)
Shareholders equity/partners capital	$ 635	$ (367)	$ (890)
Rents	$ 1,117	$ 1,385	$ 1,893
Depreciation	(877)	(462)	(504)
Operating expenses	(843)	(843)	(821)
Interest expense	(398)	(599)	(601)
Loss from continuing operations	(1,001)	(519)	(33)
Income from discontinued operations	-	-	-
Net loss	$ (1,001)	$ (519)	$ (33)
Company's proportionate share of earnings*	$ (36)	$ (52)	$ (3)

*Losses are recorded to the extent of the carrying value of the partner's capital contribution.

NOTE 5. *NOTES AND INTEREST PAYABLE*

The following table shows the principal payments due on our notes payable through the next five years and thereafter (dollars in thousands):

Year	Amount
2013	$ 27,711
2014	1
2015	1
2016	1
2017	1
Thereafter	-
Total	$ 27,715*

The Travelers land mortgage bears interest at a rate of 4.25% and matures April 12, 2013. As of December 31, 2012, there was accrued interest of $0.8 million. There is also a$4,500 note payable that bears interest at 12.5%, that matures June 1, 2020. The notes are collateralized by deeds of trust on real estate with a net carrying value of $24.5 million.

*The Travelers land mortgage note represents the allocation of a note with an aggregate outstanding balance of $36.0 million as of December 31, 2012. The remaining balance of this note of $8.3 million is held on the books of Transcontinental Realty Investors, Inc., the company's parent. As a joint grantor of the mortgage loan, we have joint and several liability of the obligations and liabilities of the loan in its entirety, which include, but are not limited to, payment of all unpaid and accrued interest and principal for the entire outstanding loan balance. Since April 11, 2010, interest has accrued on the loan and as of April 12, 2011, the borrower is in default under the current loan documents and the lender accelerated the maturity of the indebtedness. On April 28, 2011, a one-year forbearance agreement was entered into between the borrower, the guarantor and the lender in order to temporarily suspend the lender from the exercise of its rights and remedies under the loan documents and foreclose on the property. The forbearance period has been extended and will expire April 12, 2013. It requires the borrower to make monthly payments of $150,000, which has been applied to the accrued interest. We expect this agreement will continue to be extended annually.

NOTE 6. *RELATED PARTY TRANSACTIONS AND FEES*

The Advisory agreement provides for Pillar or a related party of Pillar to receive fees and cost reimbursements as defined in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". Cost reimbursements are allocated based on the relative market values of the Company's assets. The Company and Pillar entered into an Advisory Agreement and Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Prime served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011.

The fees and cost reimbursements paid to Pillar, Prime, TCI and related parties are detailed below (dollars in thousands):

	2012	2011	2010
Fees:			
Advisory fee	815	850	$ 866
Net income fee	180	54	99
Construction managmeent fee	-	-	2
Tax sharing agreement	839	647	-
	$ 1,834	$ 1,551	$ 967
Other Expense:			
Cost reimbursements	155	206	178
Revenue:			
Rental revenue	-	-	313
Interest received	$ 2,695	$ 1,756	$ 1,755
	2,695	1,756	2,068

As of December 31, 2012, IOT has notes and interest receivable of $27.0 million due from Unified Housing Foundation, Inc. and recognized interest income of $2.5 million related to these notes receivable. Unified Housing also paid in full a $3.0 million note receivable during the twelve months ended December 31, 2012. See details in Part 2, Item 8. "Note 3. Notes and Interest Receivable".

The following table reconciles the beginning and ending balances of amounts receivable from related parties as of December 31, 2012 dollars in thousands):

	TCI	Pillar	Total
Balance, December 31, 2011	$ 52,160	$ -	$ 52,160
Cash transfers	-	3,578	3,578
Advisory fees	-	(815)	(815)
Net income fee	-	(180)	(180)
POA fees	-	(61)	(61)
Cost reimbursements	-	(155)	(155)
Expenses paid by advisor	-	257	257
Financing (mortgage payments)	-	(1,364)	(1,364)
Proceeds from note receivable	-	3,258	3,258
Interest income	1,118	1,577	2,695
Tax Sharing Expense	(839)	-	(839)
Purchase of obligation	6,095	(6,095)	-
Balance, December 31, 2012	$ 58,534	$ -	$ 58,534

IOT is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by TCI, ARL, IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%. IOT paid TCI $839,000 in 2012 and $647,000 in 2011 for the tax sharing agreement.

NOTE 7. *DIVIDENDS*

IOT's Board of Directors established a policy that dividend declarations on common stock would be determined on an annual basis following the end of each year. In accordance with that policy, no dividends on IOT's common stock were declared for 2012, 2011, or 2010. Future distributions to common stockholders will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

NOTE 8. *INCOME TAXES*

For tax periods ending before August 31, 2012, IOT was part of the American Realty Investors, Inc. consolidated federal return. After that date, IOT and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. ("RAMI") consolidated group for tax purposes. The income tax expense (benefit) for 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. For 2012, ARL, TCI and IOT had a combined net taxable loss and IOT recorded a current tax expense of $839,000. The benefit or expense is calculated based on the amount of losses absorbed by taxable income multiplied by the statutory rate of 35% per the tax sharing and compensating agreements. Forms 1120, *U.S, Corporation Income Tax Returns,* for the years ending December 31, 2011, 2010, 2009 are subject to examination, by the IRS, generally for three years after they are filed.

Current income tax expense (benefit) is attributable to:

	2012	2011	2010
Income from continuing operations	$ 826	$ 444	$ 626
Income from discontinued operations	$ 13	$ 203	$ (828)
	$ 839	$ 647	$ (202)

IOT's tax basis in its net assets differs from the amount at which its net assets are reported for financial statement purposes, principally due to the accounting for gains and losses on property sales, and depreciation on owned properties.

Deferred income taxes reflect the tax effects of temporary timing differences between carrying amounts of assets and liabilities reflected on the financial statements and the amounts used for income tax purposes. The tax effects of temporary differences and net operating loss carry forwards that give rise to the deferred tax assets are presented below (amounts in thousands):

	December 31,		
	2012	2011	2010
Accumulated depreciation and amortization	(514)	(514)	(2,433)
Allowance for loss	694	694	694
Other	38	24	1,077
Federal benefit of NOL carryforward	1,078	1,078	1,081
Federal benefit of AMT carryforward	164	164	164
Deferred tax asset	1,460	1,446	583
Less valuation allowance	(1,460)	(1,446)	(583)
Total deferred tax asset	-	-	-

Recognition of the benefits of deferred tax assets will require the Company to generate future taxable income. There is no assurance that the Company will generate earnings in future years. Therefore, the Company has established a valuation allowance for deferred tax assets of approximately $1,460,000, $1,446,000 and $583,000 as of December 31, 2012, 2011 and 2010, respectively.

In 2012, IOT used approximately 2,397,000 of current losses from the consolidated group. In 2011, the company used approximately 1,847,000 of losses from the ARL consolidated group. In 2010, IOT used no current losses from the consolidated group. In 2010 and prior, the company generated taxable loss carryforwards totaling $2,837,968. The most recent loss year is 2010, which, if not used, will expire in 2030. The alternative minimum tax credit balance did not change in 2011 and remains at approximately $164,000. The credit has no expiration date.

The following table presents the principal reasons for the differences between the Company's effective tax rate and the United States statutory income tax rate of 35% (amounts in thousands).

	2012	2011	2010
Federal income tax at statutory rate	839	647	(202)
State tax expense	8	12	33
Gain on sale differences	—	—	—
Other	(8)	(12)	(33)
Utilization of net operating loss and minimum tax credit carry forwards	—	—	—
Effective income tax rate	35%	35%	35%

NOTE 9. *OPERATING SEGMENTS*

Our segments are based on management's method of internal reporting which classifies its operations by property type. The segments are commercial, land and other. Significant differences among the accounting policies of the operating segments as compared to the Consolidated Financial Statements principally involve the calculation and allocation of administrative and other expenses. Management evaluates the performance of each of the operating segments and allocates resources to them based on their net operating income and cash flow.

Items of income that are not reflected in the segments are interest, other income, gain on debt extinguishment, gain on condemnation award, equity in partnerships, and gains on sale of real estate. Expenses that are not reflected in the segments are provision for losses, advisory, net income and incentive fees, general and administrative, non-controlling interests, foreign currency transaction loss and net loss from discontinued operations before gains on sale of real estate.

The segment labeled as "Other" consists of revenue and operating expenses related to the notes receivable and corporate debt.

The Company's segments are based on our method of internal reporting which classifies operations by the type of property in the portfolio. The Company's segments by use of property are; land and other (dollars in thousands):

For year ended 2012	Commercial Properties	Land	Other	Total
Operating revenue	$ -	$ -	$ -	$ -
Operating expenses	-	67	-	67
Mortgage and loan interest	-	1,284	-	1,284
Interest income	-	-	5,183	5,183
Segment operating income (loss)	$ -	$ (1,351)	$ 5,183	$ 3,832
Capital expenditures	-	-	-	-
Assets	-	24,511	-	24,511
Property Sales				
Sales price	$ -	$ -	$ -	$ -
Cost of sale	-	-	-	-
Deferred current gain	-	-	-	-
Recognized prior deferred gain	-	-	-	-
Gain on sale	$ -	$ -	$ -	$ -

For year ended 2011	Commercial Properties	Land	Other	Total
Operating revenue	$ -	$ -	$ -	$ -
Operating expenses	-	36	2	38
Mortgage and loan interest	-	1,211	-	1,211
Interest income	-	-	4,447	4,447
Segment operating income (loss)	$ -	$ (1,247)	$ 4,445	$ 3,198
Capital expenditures	-	-	-	-
Assets	-	24,511	-	24,511
Property Sales				
Sales price	$ -	$ 5,050	$ -	$ 5,050
Cost of sale	-	5,525	-	5,525
Deferred current gain	-	-	-	-
Recognized prior deferred gain	1,422	-	-	1,422
Gain (loss) on sale	$ 1,422	$ (475)	$ -	$ 947

	Commercial Properties	Land	Other	Total
For year ended 2010				
Operating revenue	$ -	$ -	$ -	$ -
Operating expenses	-	50	2	52
Mortgage and loan interest	-	1,116	-	1,116
Interest income	-	-	4,292	4,292
Segment operating income (loss)	$ -	$ (1,166)	$ 4,290	3,124
Capital expenditures	-	58	-	58
Assets	-	29,561	-	29,561
Property Sales				
Sales price	$ -	$ -	$ -	$ -
Cost of sale	-	-	-	-
Deferred current gain	-	-	-	-
Gain on sale	$ -	$ -	$ -	$ -

The tables below reconcile the segment information to the corresponding amounts in the Consolidated Statements of Operations (dollars in thousands):

	2012	2011	2010
Segment operating income	$ 3,832	$ 3,198	$ 3,124
Other non-segment items of income (expense)			
General and administrative	(514)	(500)	(477)
Advisory fee	(815)	(850)	(866)
Equity from unconsolidated subsidiaries and investees	(37)	(52)	(3)
Income tax benefit (expense)	(876)	(815)	52
Income from continuing operations	$ 1,590	$ 981	$ 1,830

SEGMENT ASSET RECONCILIATION TO TOTAL ASSETS

	2012	2011	2010
Segment assets	$ 24,511	$ 24,511	$ 29,561
Investments in real estate partnerships	-	37	89
Other assets and receivables	84,995	83,493	87,438
Total assets	$ 109,506	$ 108,041	$ 117,088

NOTE 10. ***DISCONTINUED OPERATIONS***

The Company applies the provisions of ASC Topic 360, "Property, Plant and Equipment." ASC Topic 360 requires that long-lived assets that are to be disposed of by sale be measured at the lesser of (1) book value or (2) fair value less cost to sell. In addition, it requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions.

Discontinued operations relates to properties that were either sold or repositioned as held-for-sale as of the year ended 2012, 2011 and 2010. There were no properties sold in 2012. In 2011, we sold 13.0 acres of land with a storage warehouse (Eagle Crest). The statements of operations for all prior periods presented have been restated to reflect the reclassification to discontinued operations. The results of operations from these properties are shown below (dollars in thousands):

	For Years Ended December 31,		
	2012	2011	2010
Revenue			
Rental	$ -	$ 159	$ 313
Property operations	-	1,501	136
	-	(1,342)	177
Expenses			
Interest	-	(85)	(165)
General and administration	(106)	-	-
	(106)	(85)	(165)
Net income (loss) from discontinued operations before gains on sale of real estate, taxes, fees and non-controlling interest	(106)	(1,427)	12
Gain on sale of discontinued operations	-	947	-
Income (loss) from discontinued operations, net of non-controlling interest before tax	(106)	(480)	12
Income tax benefit (expense)	37	168	(4)
Income (loss) from discontinued operations, net of non-controlling interest	$ (69)	$ (312)	$ 8

The Company's application of ASC Topic 360 results in the presentation of the net operating results of these qualifying properties sold or held for sale during 2012, 2011 and 2010 as income from discontinued operations. The application of ASC Topic 360 does not have an impact on net income available to common shareholders. ASC Topic 360 only impacts the presentation of these properties within the Consolidated Statements of Operations.

NOTE 11. *QUARTERLY DATA*

The following is a table of quarterly results of operations for the years 2012, 2011, and 2010 (dollars in thousands except per share data):

	Three Months Ended 2012			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2012				
Total operating revenues	$ -	$ -	$ -	$ -
Total operating expenses	342	348	262	263
Operating loss	(342)	(348)	(262)	(263)
Other income	856	1,346	659	821
Income before gain on land sales, non-contolling interest, and taxes	514	998	397	558
Gain on land sales	-	-	-	-
Income tax benefit expense	(2)	-	(14)	(860)
Net income from continuing operations	512	998	383	(302)
Net loss from discontinued operations, net of non-controlling interest	(5)	-	(27)	(38)
Net income	507	998	356	(340)
Less: net income (loss) attributable to non-controlling interest	-	-	-	-
Net income applicable to common shares	$ 507	$ 998	$ 356	$ (340)
PER SHARE DATA				
Earnings per share - basic				
Income from continuing operations	$ 0.12	$ 0.24	$ 0.09	$ (0.07)
Discontinued operations	-	-	(0.01)	(0.01)
Net income applicable to common shares	$ 0.12	$ 0.24	$ 0.08	$ (0.08)
Weighted average common shares used in computing earnings per share	4,168,214	4,168,214	4,168,214	4,168,214
Earnings per share - diluted				
Income from continuing operations	$ 0.12	$ 0.24	$ 0.09	$ (0.07)
Discontinued operations	-	-	(0.01)	(0.01)
Net income applicable to common shares	$ 0.12	$ 0.24	$ 0.08	$ (0.08)
Weighted average common shares used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214	4,168,214

	Three Months Ended 2011			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2011				
Total operating revenues	$ -	$ -	$ -	$ -
Total operating expenses	328	406	320	280
Operating loss	(328)	(406)	(320)	(280)
Other income	14	307	288	2,521
Loss before gain on land sales, non-controlling interest, and taxes	(314)	(99)	(32)	2,241
Gain on land sales	-	-	-	-
Income tax benefit (expense)	2	(499)	(169)	(149)
Net loss from continuing operations	(312)	(598)	(201)	2,092
Net income (loss) from discontinued operations, net of non-controlling interest	5	(928)	(314)	925
Net income (loss)	(307)	(1,526)	(515)	3,017
Less: net income attributable to non-controlling interest	-	-	-	-
Net income (loss) applicable to common shares	$ (307)	$ (1,526)	$ (515)	$ 3,017
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ (0.07)	$ (0.14)	$ (0.05)	$ 0.50
Discontinued operations	-	(0.23)	(0.08)	0.23
Net income (loss) applicable to common shares	$ (0.07)	$ (0.37)	$ (0.13)	$ 0.73
Weighted average common shares used in computing earnings per share	4,168,214	4,168,214	4,168,214	4,168,214
Earnings per share - diluted				
Income (loss) from continuing operations	$ (0.07)	$ (0.14)	$ (0.05)	$ 0.50
Discontinued operations	-	(0.23)	(0.08)	0.23
Net income (loss) applicable to common shares	$ (0.07)	$ (0.37)	$ (0.13)	$ 0.73
Weighted average common shares used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214	4,168,214

	Three Months Ended 2010			
	March 31,	June 30,	September 30,	December 31,
	(dollars in thousands, except share and per share amounts)			
2010				
Total operating revenues	$ -	$ -	$ -	$ -
Total operating expenses	309	339	295	353
Operating loss	(309)	(339)	(295)	(353)
Other income	430	340	225	2,079
Income (loss) before gain on land sales, non-controlling interest, and taxes	121	1	(70)	1,726
Gain on land sales	-	-	-	-
Income tax benefit (expense)	46	(7)	13	-
Net income (loss) from continuing operations	167	(6)	(57)	1,726
Net income (loss) from discontinued operations, net of non-controlling interest	(4)	(13)	25	-
Net income (loss)	163	(19)	(32)	1,726
Less: net income (loss) attributable to non-controlling interest	-	-	-	-
Net income (loss) applicable to common shares	$ 163	$ (19)	$ (32)	$ 1,726
PER SHARE DATA				
Earnings per share - basic				
Income (loss) from continuing operations	$ 0.04	$ -	$ (0.01)	$ 0.41
Discontinued operations	-	-	-	-
Net income (loss) applicable to common shares	$ 0.04	$ -	$ (0.01)	$ 0.41
Weighted average common shares used in computing earnings per share	4,168,214	4,168,214	4,168,214	4,168,214
Earnings per share - diluted				
Income (loss) from continuing operations	$ 0.04	$ -	$ (0.01)	$ 0.41
Discontinued operations	-	-	-	-
Net income (loss) applicable to common shares	$ 0.04	$ -	$ (0.01)	$ 0.41
Weighted average common shares used in computing diluted earnings per share	4,168,214	4,168,214	4,168,214	4,168,214

NOTE 12. *COMMITMENTS, CONTINGENCIES AND LIQUIDITY*

Litigation

The Company and its subsidiaries, from time to time, have been involved in various items of litigation incidental to and in the ordinary course of its business and, in the opinion of management; the outcome of such litigation will not have a material adverse impact upon the Company's financial condition, results of operations or liquidity.

Liquidity

Management anticipates that IOT will generate excess cash from operations in 2013 due to the interest collected from notes receivable; however, such excess may not be sufficient to discharge all of IOT's debt obligations as they mature. Management intends to reduce its cash invested with its Advisor to meet its cash requirements not funded through operations.

NOTE 13. *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through March 29, 2013, the date the financial statements were available to be issued, and has determined that there are none to be reported.

INCOME OPPORTUNITY REALTY INVESTORS, INC.
Real Estate and Accumulated Depreciation
December 31, 2012

		Initial Cost			Gross Amounts at Which Carried at End of Year		
	Encumbrances	Land	Building & Improvements	Cost Capitalized Subsequent to Acquisition and Improvements	Land	Building & Improvements	Total
				(dollars in thousands)			
Properties Held for Investment							
Mercer Crossing Land							
Mercer - Travelers Land, Farmers Branch, TX	27,715	24,511	-	-	24,511	-	24,511
	$ 27,715	$ 24,511	$ -	$ -	$ 24,511	$ -	$ 24,511

SCHEDULE III
(Continued)

INCOME OPPORTUNITY REALTY INVESTORS, INC.
Real Estate and Accumulated Depreciation
For the Years Ended December 31,

	2012	2011	2010
		(dollars in thousands)	
Reconciliation of Real Estate			
Balance at January 1,	$ 24,511	$ 29,561	$ 29,503
Additions			
Acquisitions and improvements	-	-	58
Deductions			
Sale of real estate	-	(5,050)	-
Balance at December 31,	$ 24,511	$ 24,511	$ 29,561
Reconciliation of Acc. Depreciation			
Balance at January 1,	$ -	$ -	$ -
Additions			
Depreciation	-	-	-
Deductions			
Sale of real estate	-	-	-
Balance at December 31,	$ -	$ -	$ -

Schedule IV

INCOME OPPORTUNITY REALTY INVESTORS, INC.
Mortgage Loans Receivable on Real Estate
December 31, 2012

Description	Interest Rate	Final Maturity Date	Periodic Payment Term	Prior Liens	Face Amount of Mortgage	Carrying Amount of Mortgage	Principal Amount of Loans Subject to Delinquent Principal or Interest
				(dollars in thousands)			
JUNIOR MORTGAGE LOANS							
Unified Housing Foundation, Inc. (Echo Station/UH of Temple,LLC)	5.25%	12/27	Excess cash flow	10,075	1,668	1,481	-
100% Interest in UH of Temple, LLC							
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (31.5% of cash flow)	5.25%	12/27	Excess cash flow	16,313	6,363	6,363	-
Interest in Unified Housing Foundation Inc.							
Unified Housing Foundation, Inc. (Limestone Canyon/UH of Austin,LLC)	5.25%	07/15	Excess cash flow	13,637	1,871	3,057	-
100% Interest in UH of Austin, LLC							
Unified Housing Foundation, Inc. (Limestone Ranch/UH of Vista Ridge,LLC)	5.25%	12/27	Excess cash flow	12,683	1,900	2,250	-
100% Interest in UH of Vista Ridge, LLC							
Unified Housing Foundation, Inc. (Parkside Crossing/UH of Parkside Crossing,LLC)	5.25%	12/27	Excess cash flow	11,240	1,223	1,936	-
100% Interest in UH of Parkside Crossing, LLC							
Unified Housing Foundation, Inc. (Sendero Ridge)	5.25%	12/27	Excess cash flow	23,853	2,942	5,174	-
100% Interest in UH of Sendero Ridge, LLC							
Unified Housing Foundation, Inc. (Timbers at the Park/UH of Terrell,LLC)	5.25%	12/27	Excess cash flow	7,588	1,323	1,323	-
100% Interest in UH of Terrell, LLC							
Unified Housing Foundation, Inc. (Tivoli)	5.25%	12/27	Excess cash flow	10,410	1,615	1,826	-
100% Interest in UH of Tivoli, LLC							
UNSECURED LOANS							
Unified Housing Foundation, Inc. (Lakeshore Villas/HFS of Humble,LLC) (68.5% of cash flow)	5.25%	12/27	Excess cash flow	16,313	2,000	2,000	-
				$ 105,799	$ 20,905	$ 25,410	$ -
					Interest receivable	1,592	
					Allowance for estimated losses	(1,826)	
						$ 25,176	

INCOME OPPORTUNITY REALTY INVESTORS, INC.
Mortgage Loans Receivable on Real Estate
For the Years Ended December 31,

	2012	2011	2010
	(dollars in thousands)		
Balance at January 1,	$ 31,612	$ 38,405	$ 38,818
Additions			
New mortgages	-	-	-
Conversion of accrued interest to principal	-	-	-
Increase of interest receivable on mortgage loans	2,487	2,692	2,479
Deductions			
Amounts paid	(7,097)	(2,585)	(2,892)
Non-cash reduction	-	-	-
Cost of mortgages sold	-	(6,900)	-
Balance at December 31,	$ 27,002	$ 31,612	$ 38,405

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A(T). *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Principal Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e)) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. There are inherent limitations to the effectiveness of any system of internal control over financial reporting. These limitations include the possibility of human error, the circumvention of overriding of the system and reasonable resource constraints. Because of its inherent limitations, our internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessments and those criteria, management has concluded that Company's internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial report. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

In preparation for management's report on internal control over financial reporting, we documented and tested the design and operating effectiveness of our internal control over financial reporting. There were no changes in our internal controls over financial reporting (as such term is defined in Exchange Act Rule 13a-15 (f)) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The affairs of the Company are managed by a Board of Directors. The Directors are elected at the Annual Meeting of Stockholders or are appointed by the incumbent Board of Directors and serve until the next Annual Meeting of Stockholders, a successor has been duly-elected or appointed, or until the earlier of death, resignation or removal.

It is the Board's objective that a majority of the Board will consist of independent directors. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company. The Board has established guidelines to assist it in determining director independence that conform to, or are more exacting than, independence requirements of the New York Stock Exchange Euronext listing rules. The independence guidelines are set forth in the Company's "Corporate Governance Guidelines". The text of this document has been posted on the Company's internet website at www.incomeopp-realty.com and is available in print to any stockholder who requests it. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination.

The Company has adopted a Code of Conduct that applies to all directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Stockholders may find our Code of Conduct on our website by going to our website address at www.incomeopp-realty.com. We will post any amendments to the Code of Conduct as well as any waivers that are required to be disclosed by the rules of the SEC or the NYSE MKT on our website.

Our Board of Directors has adopted charters for our Audit, Compensation and Governance and Nominating Committees of the Board of Directors. Stockholders may find these documents on our website by going to the website address at www.incomeopp-realty.com. You may also obtain a printed copy of these materials by contacting us at the following address:

Income Opportunity Realty Investors, Inc.
Attn: Investor Relations
1603 LBJ Freeway, Suite 800
Dallas, Texas 75234
Telephone: 469-522-4200

All members of the Audit Committee and the Nominating and Corporate Governance Committee must be independent Directors. Members of the Audit Committee must also satisfy additional independence requirements, which provide (i) that they may not accept, directly or indirectly, any consulting, advisory or compensatory fee from the Company or any of its subsidiaries other than their Director's compensation (other than in their capacity as a member of the Audit Committee, the Board of Directors or any other committee of the Board), and (ii) no member of the Audit Committee may be an "affiliated person" of the Company or any of its subsidiaries as defined by the Securities and Exchange Commission rules.

Directors

The current Directors of the Company are listed below, together with their ages, terms of service, all positions and offices with the Company, its former advisor Prime, or current advisor, Pillar, which took over as the contractual advisor from Prime on April 30, 2011, their principal occupations, business experience and Directorships with other companies during the last five years or more. The designation "affiliated", when used below with respect to a Director, means that the Director is an officer, Director or employee of Prime, Pillar, or an officer of the Company or an officer or Director of a related party of the Company. The designation "independent", when used below with respect to a Director, means that the Director is neither an officer of the Company, nor a Director, officer or employee of Prime or Pillar (but may be a Director of the Company), although the Company may have certain business or professional relationships with such Director as discussed in Item 13. "Certain Relationships and Related Transactions and Director Independence".

HENRY A. BUTLER, age 62, Director, (Affiliated) (since February 2011) and Chairman of the Board (since May 2011)

Mr. Butler is Vice President Land Sales for Pillar Income Asset Management, LLC ("Pillar") Effective since April 30, 2011, and its predecessor, Prime (since July 2003). He was owner/operator (1989 to 1991) of Butler Interests, Inc. Mr. Butler is a Director (since February 8, 2011) and Chairman of the Board (since May 12, 2011) of the Company. . He was previously a Director of the Company from December 2001 to July 1, 2003. Mr. Butler is Chairman of the Board (since May 2009) and a Director (since July 2003) of ARL and Chairman of the Board (since May 2009) and a Director (since December 2001) of TCI.

ROBERT A. JAKUSZEWSKI, age 50, Director (Independent) (since March 2004).

Mr. Jakuszewski is currently the Senior Medical Liaison for Vein Clinics of America. Mr. Jakuszewski was Vice President of Sales and Marketing (since September 1998) of New Horizons Communications, Inc.; Mr. Jakuszewski was a Consultant (January 1998 to September 1998) for New Horizon Communications, Inc.; Regional Sales Manager (1996-1998) of Continental Funding; Territory Manager (1992-1996) of Sigvaris, Inc.; Senior Sales Representative (1988-1992) of Mead Johnson Nutritional Division, USPNG; Sales Representative (1986-1987) of Muro Pharmaceutical, Inc. Mr. Jakuszewski was elected a Director of the Company on March 16, 2004. He was also elected as a Director of ARL on November 22, 2005, and a Director of TCI on November 22, 2005.

SHARON HUNT, Age 70, Director (Independent) (Since October 2011)

Ms. Hunt is a licensed Realtor in Arkansas, with Keystone Realty. She was President and Owner of Sharon's Pretzels, Inc. (until sold in 1997) a Dallas, Texas food products entity; Director (1991 to 2000) of a 501(c)(3) non-profit corporation involved in the acquisition, renovation and operation of real estate. She was elected as a Director of the Company on October 25, 2011. Ms. Hunt was a Director (February 20, 2004 to January 31, 2011) and again (since October 25, 2011) of ARL and a Director (February 20, 2004 to January 31, 2011) and again (since October 25, 2011) of TCI.

TED R. MUNSELLE: Age 57, Director (Independent) (since May 2009).

Mr. Munselle is Vice President and Chief Financial Officer (since October 1998) of Landmark Nurseries, Inc. On February 17, 2012, he was appointed as a member of the Board of Directors for Spindletop Oil & Gas Company and as Chairman of their Audit Committee. Spindletop's stock is traded on the Over-the-Counter (OTC) market. He was President (December 2004 to August 2007) of Applied Educational Opportunities LLC, an educational organization which had career training schools located in the cities of Richardson and Tyler, Texas. He is a certified public accountant (since 1980) who was employed as an Audit Partner in two Dallas, Texas based CPA firms (1986 to 1998), as an Audit Manager at Grant Thornton, LLP (1983 to 1986) and as Audit Staff to Audit Supervisor at Laventhol & Horwath (1977 to 1983). Mr. Munselle was elected as a director of the Company on May 21, 2009. He was also elected as a Director of ARL (since February 20, 2004) and a Director of TCI (since February 20, 2004). Mr. Munselle is qualified as an Audit Committee financial expert within the meaning of SEC regulations and the Board of Directors of IOT has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT.

Board Meetings and Committees

The Board of Directors held five meetings during 2012. For such year, no incumbent Director attended fewer than 94% of the aggregate of (i) the total number of meetings held by Board during the period for which he had been a Director, and (ii) the total number of meetings held by all Committees of the Board on which he served during the periods that he served. Under the Company's Corporate Governance Guidelines, each Director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including by attending meetings of the stockholders of the Company, the Board and Committees of which he is a member.

The Board of Directors had standing Audit, Compensation, and Governance and Nominating Committees.

Audit Committee. The current Audit Committee was formed on February 20, 2004, and its function is to review the Company's operating and accounting procedures. A charter of the Audit Committee has also been adopted by the Board. The Audit Committee is an "audit committee" for purposes of Section 3(a)(58) of the Securities Exchange Act of 1934. The current members of the Audit Committee, all of whom are independent within the meaning of the SEC Regulations, the listing standards of the NYSE MKT and the Company's Corporate Governance Guidelines, are Ms. Sharon Hunt, and Messrs. Jakuszewski, and Munselle (Chairman). Mr. Munselle, a board member, is qualified as an "audit committee financial expert" within the meaning of SEC Regulations, and the Board has determined that he has accounting and related financial management expertise within the meaning of the listing standards of the NYSE MKT. All members of the Audit Committee meet the experience requirements of the listing standards of the NYSE MKT. The Charter of the Audit Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations Website (www.incomeopp-realty.com). The Audit Committee met five times in 2012.

Governance and Nominating Committee. The Governance and Nominating Committee is responsible for developing and implementing policies and practices relating to corporate governance, including reviewing and monitoring implementation of the Company's *Corporate Governance Guidelines*. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of Director independence and the Board's performance self-evaluation. The charter of the Governance and Nominating Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (www.incomeopp-realty.com). The current members of the Governance and Nominating Committee are Ms. Sharon Hunt (Chairman) and Messrs. Jakuszewski and Munselle. All of the members of the Committee are independent within the meaning of the listing standards of the NYSE MKT and the Company's *Corporate Governance Guidelines*. The Governance and Nominating Committee met once in 2012.

Compensation Committee. The Compensation Committee is responsible for overseeing the policies of the Company relating to compensation to be paid by the Company to the Company's principal executive officer and any other officers designated by the Board and to make recommendations to the Board with respect to such policies, produce necessary reports on executive compensation for inclusion in the Company's proxy statement in accordance with applicable rules and regulations and to monitor the development and implementation of succession plans for the principal executive officer and other key executives and make recommendations to the Board with respect to such plans. The charter of the Compensation Committee was adopted on March 22, 2004, and is available on the Company's Investor Relations website (www.incomeopp-realty.com). The current members of the Compensation Committee are Ms Sharon Hunt and Messrs. Jakuszewski (Chairman) and Munselle. All of the members of the Committee are independent within the meaning of the listing standards of the NYSE MKT and the Company's *Corporate Governance Guidelines*. The Compensation Committee is to be comprised of at least two Directors who are independent of management and the Company. The Compensation Committee met once in 2012.

The members of the Board of Directors on the date of this report and the Committees of the Board on which they serve, are identified below:

	Audit Committee	Governance and Nominating Committee	Compensation Committee
Sharon Hunt	X	Chair	X
Robert A. Jakuszewski	X	X	Chair
Ted R. Munselle	Chair	X	X
Henry A. Butler			

Presiding Director

In March 2004, the Board created a new position of presiding Director, whose primary responsibility is to preside over periodic executive sessions of the Board in which management Directors and other members of management do not participate. The presiding Director also advises the Chairman of the Board and, as appropriate, Committee chairs with respect to agendas and information needs relating to Board and Committee meetings, provides advice with respect to the selection of Committee chairs and performs other duties that the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.

In May 2012, the non-management members of the Board designated Ted R. Munselle as Presiding Director to serve in such position until the Company's annual meeting of stockholders to be held following the fiscal year ended December 31, 2012.

Determination of Director Independence

In February 2004, the Board enhanced its *Corporate Governance Guidelines*. The *Guidelines* adopted by the Board meet or exceed the new listing standards adopted during the year by the American Stock Exchange. The full text of the *Corporate Governance Guidelines* can be found in the Investor Relations section of the Company's website (www.incomeopp-realty.com). A copy may also be obtained upon request from the Company's Corporate Secretary. Pursuant to the *Corporate Governance Guidelines*, the Board undertook its annual review of Director independence in March 2012. During this review, the Board considered transactions and relationships between each Director or any member of his or her immediate family and the Company and its subsidiaries and related parties, including those reported under *"Certain Relationships and Related Transactions"* below. The Board also examined transactions and relationships between Directors or their related parties and members of the Company's senior management or their related parties. As provided in the *Corporate Governance Guidelines*, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the Director is independent.

As a result of this review, the Board affirmatively determined of the then Directors, Messrs. Munselle and Jakuszewski and Ms. Hunt are each independent of the Company and its management under the standards set forth in the *Corporate Governance Guidelines*.

Executive Officers

Executive officers of the Company are listed below, all of whom are employed by Pillar. None of the executive officers receive any direct remuneration from the Company, nor do any hold any options granted by the Company. Their positions with the Company are not subject to a vote of stockholders. The ages, terms of service and all positions and offices with the Company, Prime, Pillar, or other affiliated entities, other principal occupations, business experience and Directorships with other publicly-held companies during the last five years or more are set forth below. No family relationship exists among any of the executive officers or directors of the Company.

DANIEL J. MOOS, 62

President (since April 2007) and Chief Executive Officer (effective March 2010) of ARL, TCI, IOT , (effective March 2007) of Prime and (effective since April 30, 2011) of Pillar; Senior Vice President and Business Line Manager for U.S. Bancorp (NYSE:USB) working out of their offices in Houston, Texas from 2003 to April 2007: Executive Vice President and Chief Financial Officer, Fleetcor Technologies a privately held transaction processing company that was headquartered in New Orleans, Louisiana from 1998 to 2003; Senior Vice President and Chief Financial Officer, ICSA a privately held internet security and information company headquartered in Carlisle, Pennsylvania from 1996 to 1998; and for more than five years prior thereto was employed in various financial and operating roles for PhoneTel Technologies, Inc. which was a publicly traded telecommunication company on the American Stock Exchange headquartered in Cleveland, Ohio (1992-1996) and LDI Corporation which was a publicly traded computer equipment sales/service and asset leasing company listed on the NASDAQ and headquartered in Cleveland, Ohio.

GENE S. BERTCHER, 64

Executive Vice President (since February 2008) and Chief Financial Officer (since May 2008) of the Company, ARL and TCI. Mr. Bertcher is also Chief Executive Officer (from December 2006 to present) and Chief Financial Officer (since January 2003) and a Director (from November 1989 to September 1996 and from June 1999 to present) of NCE, a Nevada corporation which has its common stock listed on the NYSE MKT Mr. Bertcher has been employed by NCE since November 1989. He has been a Certified Public Accountant since 1973.

LOUIS J. CORNA, 65

Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President-Tax (October 2001 to February 2004), Executive Vice President –Tax and Chief Financial Officer (June 2001 to October 2001) and Senior Vice President—Tax (December 2000 to June 2001) of the Company, TCI, ARL and Basic Capital Management; Executive Vice President, General Counsel/Tax Counsel and Secretary (since February 2004), Executive Vice President—Tax (July 2003 to February 2004) of Prime, (effective April 30, 2011) of Pillar and PIAMI; Private Attorney (January 2000 to December 2000); Vice President—Taxes and Assistant Treasurer (March 1998 to January 2000) of IMC Global, Inc.; Vice President—Taxes (July 1991 to February 1998) of Whitman Corporation. Mr. Corna was also a Director and Vice President (since June 2004 to December 2010) and Secretary (January 2005 to December 2010) of Income Opportunity Realty Investors, Inc., a Nevada corporation with securities registered under Section 12(g) of the Exchange Act.

ALFRED CROZIER, 61

Executive Vice President—Residential Development (since November 15, 2006) of Prime and (effective April 30, 2011) of Pillar, ARL, TCI and IOT; Managing Director of Development for Woodmont Investment Company GP, LLC, of Dallas, Texas (November 2005 to November 2006); President of Sterling Builders, Inc. of Spring, Texas (October 2003 to November 2005); Vice President of Westchase Construction, LTD of Houston, Texas (August 2001 to September 2003). For more than five years prior thereto, Mr. Crozier was employed by various firms in the construction industry including Trammel Crow Residential (February 1995 to February 2000) and The Finger Companies (August 1991 to February 1995).

Officers

Although not an executive officer of the Company, Daeho Kim currently serves as Treasurer. His position with the Company is not subject to a vote of stockholders. His age, term of service and all positions and offices with the Company, other principal occupations, business experience and relationships with other entities during the last five years or more are set forth below.

DAEHO KIM, 36

Treasurer (since October 29, 2008) of ARL, TCI and IOT. For more than five years prior thereto, Mr. Kim was employed by Prime and (effective April 30, 2011) of Pillar in various financial capacities including cash manager and Assistant Director of Capital Markets.

AIMEE COLE, 33

Vice President, Corporate Controller (Since October 2011) of ARL, TCI and IOT. For five years prior thereto, Ms. Cole was employed by Pillar (Effective April 30, 2012) or Prime (Since May 2008) in various accounting capacities including Senior Controller and Accounting Manager. For more than seven years prior thereto, Ms. Cole was employed by Eenhoorn, LLC, a property management and investment company, in various accounting capacities, including Controller (January 2001 through February 2008).

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics, which applies to all Directors, officers and employees (including those of the Contractual Advisor to IOT). In addition, the Company has adopted a code of ethics entitled "Code of Ethics for Senior Financial Officers" that applies to the principal executive officer, president, principal financial officer, chief financial officer, the principal accounting officer and controller. The text of both documents is available on the Company's Investor Relations website (www.incomeopp-realty.com). The Company intends to post amendments to or waivers from its Code of Ethics for Senior Financial Officers (to the extent applicable to the Company's principal executive officer, principal financial officer or principal accounting officer) at this location on its website.

Compliance with Section 16(a) of Reporting Requirements

Section 16(a) under the Securities Exchange Act of 1934 requires the Company's Directors, executive officers and any persons holding 10% or more of the Company's shares of Common Stock are required to report their ownership of the Company's shares of Common Stock and any changes in that ownership to the Securities and Exchange Commission (the "SEC") on specified report forms. Specific due dates for these reports have been established, and the Company is required to report any failure to file by these dates during each fiscal year. The Company believes that all of these filing requirements were satisfied by the Company's Directors and executive officers and holders of more than 10% of the Company's Common Stock during the fiscal year ended December 31, 2012. . In making these statements, the Company has relied upon the written representations of its Directors and executive officers and the holders of 10% or more of the Company's Common Stock and copies of the reports that each has filed with the SEC.

The Advisor

Effective since April 30, 2011, Pillar Income Asset Management, Inc. ("Pillar"), the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for IOT's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and TCI. As the contractual advisor, Pillar is compensated by IOT under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". IOT has no employees. Employees of Pillar render services to IOT in accordance with the terms of the Advisory Agreement.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or IOT, nor is he a Trustee of the May Trust. Pillar is a company of which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers.

Although the Board of Directors is directly responsible for managing the affairs of IOT and for setting the policies which guide it, the day-to-day operations of IOT are performed by Pillar, a contractual Advisor, under the supervision of the Board. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources. Pillar also serves as a consultant in connection with IOT's business plan and investment policy decisions made by the Board.

Under the Advisory Agreement, Pillar is required to annually formulate and submit, for Board approval, a budget and business plan containing a twelve-month forecast of operations and cash flow, a general plan for asset sales and purchases, lending, foreclosure and borrowing activity, and other investments, and Pillar is required to report quarterly to the Board on IOT's performance against the business plan. In addition, all transactions require prior Board approval, unless they are explicitly provided for in the approved business plan or are made pursuant to authority expressly delegated to Pillar by the Board.

The Advisory Agreement also requires prior Board approval for the retention of all consultants and third party professionals, other than legal counsel. The Advisory Agreement provides that Pillar shall be deemed to be in a fiduciary relationship to the IOT stockholders; contains a broad standard governing Pillar's liability for losses incurred by IOT; and contains guidelines for Pillar's allocation of investment opportunities as among itself, IOT and other entities it advises.

The Advisory Agreement provides for Pillar to be responsible for the day-to-day operations of IOT and to receive, as compensation for basic management and advisory services, a gross asset fee of 0.0625% per month (0.75% per annum) of the average of the gross asset value (total assets less allowance for amortization, depreciation or depletion and valuation reserves).

In addition to base compensation, Pillar receives the following forms of additional compensation:

(1) an annual net income fee equal to 7.5% of IOT's net income as an incentive for successful investment and management of the Company's assets;

(2) an annual incentive sales fee to encourage periodic sales of appreciated real property at optimum value equal to 10.0% of the amount, if any, by which the aggregate sales consideration for all real estate sold by IOT during such fiscal year exceeds the sum of:

(a) the cost of each such property as originally recorded in IOT's books for tax purposes (without deduction for depreciation, amortization or reserve for losses);

(b) capital improvements made to such assets during the period owned; and

(c) all closing costs (including real estate commissions) incurred in the sale of such real estate; provided however, no incentive fee shall be paid unless (a) such real estate sold in such fiscal year, in the aggregate, has produced an 8.0% simple annual return on the net investment including capital improvements, calculated over the holding period before depreciation and inclusive of operating income and sales consideration, and (b) the aggregate net operating income from all real estate owned for each of the prior and current fiscal years shall be at least 5.0% higher in the current fiscal year than in the prior fiscal year;

(3) an acquisition commission, from an unaffiliated party of any existing mortgage or loan, for supervising the acquisition, purchase or long-term lease of real estate equal to the lesser of:

(a) up to 1.0% of the cost of acquisition, inclusive of commissions, if any, paid to non-affiliated brokers; or

(b) the compensation customarily charged in arm's-length transactions by others rendering similar property acquisition services as an ongoing public activity in the same geographical location and for comparable property, provided that the aggregate purchase price of each property (including acquisition fees and real estate brokerage commissions) may not exceed such property's appraised value at acquisition;

(4) a construction fee equal to 6.0% of the so-called "hard costs" only of any costs of construction on a completed basis, based upon amounts set forth as approved on any architect's certificate issued in connection with such construction, which fee is payable at such time as the applicable architect certifies other costs for payment to third parties. The phrase "hard costs" means all actual costs of construction paid to contractors, subcontractors and third parties for materials or labor performed as part of the construction but does not include items generally regarded as "soft costs," which are consulting fees, attorneys' fees, architectural fees, permit fees and fees of other professionals; and

(5) reimbursement of certain expenses incurred by the advisor in the performance of advisory services.

The Advisory Agreement also provides that Pillar, or a related party of Pillar, receive the following forms of compensation:

(1) a mortgage or loan acquisition fee with respect to the acquisition or purchase from an unaffiliated party of any existing mortgage loan by IOT equal to the lesser of:

(a) 1.0% of the amount of the mortgage or loan purchased; or

(b) a brokerage or commitment fee which is reasonable and fair under the circumstances. Such fee will not be paid in connection with the origination or funding of any mortgage loan by IOT; and

(2) a mortgage brokerage and equity refinancing fee for obtaining loans or refinancing on properties equal to the lesser of:

(a) 1.0% of the amount of the loan or the amount refinanced; or

(b) a brokerage or refinancing fee which is reasonable and fair under the circumstances; provided, however, that no such fee shall be paid on loans from Pillar, or a related party of Pillar, without the approval of IOT's Board of Directors. No fee shall be paid on loan extensions.

Under the Advisory Agreement, all or a portion of the annual advisory fee must be refunded by the Advisor if the operating expenses of IOT (as defined in the Advisory Agreement) exceed certain limits specified in the Advisory Agreement based on the book value, net asset value and net income of IOT during the fiscal year.

The Advisory Agreement requires Pillar to pay to IOT, one-half of any compensation received from third parties with respect to the origination, placement or brokerage of any loan made by IOT; provided, however, that the compensation retained by Pillar, or any related party of Pillar, shall not exceed the lesser of (1) 2.0% of the amount of the loan commitment or (2) a loan brokerage and commitment fee which is reasonable and fair under the circumstances.

If and to the extent that IOT shall request Pillar, or any Director, officer, partner, or employee of Pillar, to render services for IOT other than those required to be rendered by the Advisory Agreement, Pillar or a related party of Pillar separately would be compensated for such additional services on terms to be agreed upon between such party and IOT from time to time.

IOT entered into a Cash Management Agreement with Pillar on April 30, 2011 and terminated the previous agreement with Prime. The Company and Pillar entered into a Cash Management Agreement to further define the administration of the Company's day-to-day investment operations, relationship contacts, flow of funds and deposit and borrowing of funds. Under the Cash Management Agreement, all funds of the Company are delivered to Pillar which has a deposit liability to the Company and is responsible for payment of all payables and investment of all excess funds which earn interest at the Wall Street Journal Prime Rate plus 1.0% per annum, as set quarterly on the first day of each calendar quarter. Borrowings for the benefit of the Company bear the same interest rate. The term of the Cash Management Agreement is coterminous with the Advisory Agreement, and is automatically renewed each year unless terminated with the Advisory Agreement. IOT's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Situations may develop in which the interests of IOT are in conflict with those of one or more Directors or officers in their individual capacities, or of Pillar, or of their respective related parties. In addition to services performed for IOT, as described above, Pillar actively provides similar services as agent for, and advisor to, other real estate enterprises, including persons and entities involved in real estate development and financing, including TCI and ARL. The Advisory Agreement provides that Pillar may also serve as advisor to other entities.

As Advisor, Pillar is a fiduciary of IOT's public investors. In determining to which entity a particular investment opportunity will be allocated, Pillar will consider the respective investment objectives of each entity and the appropriateness of a particular investment in light of each such entity's existing mortgage note and real estate portfolios and business plan. To the extent any particular investment opportunity is appropriate to more than one such entity, such investment opportunity will be allocated to the entity that has had funds available for investment for the longest period of time, or, if appropriate, the investment may be shared among various entities. See Part III, Item 13 "Certain Relationships and Related Transactions, and Director Independence."

Pillar may assign the Advisory Agreement only with the prior consent of IOT.

As of March 20, 2013, the managers and principal officers of Pillar are set forth below:

Name	Managers/Officer(s)
Daniel J. Moos	President and Chief Executive Officer
Gene S. Bertcher	Executive Vice President, Chief Financial Officer
Louis J. Corna	Executive Vice President, Secretary, Tax Counsel, General Legal Counsel
Alfred Crozier	Executive Vice President, Residential Construction
Mickey N. Phillips	Manager
Ryan T. Phillips	Manager

Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011. During that period, Prime, was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

Property Management

Effective since January 1, 2011, Regis Realty Prime, LLC, dba Regis Property Management, LLC ("Regis"), the sole member of which is Realty Advisors, LLC, manages our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad.

Real Estate Brokerage

Regis also provides real estate brokerage services to the Company on a non-exclusive basis, and is entitled to receive a real estate commission for property purchases and sales in accordance with the following sliding scale of total fees to be paid:

(1) maximum fee of 4.5% on the first $2.0 million of any purchase or sale transaction of which no more than 3.5% is to be paid to Regis;

(2) maximum fee of 3.5% on transaction amounts between $2.0 million-$5.0 million of which no more than 3.0% is to be paid to Regis;

(3) maximum fee of 2.5% on transaction amounts between $5.0 million-$10.0 million of which no more than 2.0% is to be paid to Regis; and

(4) a maximum fee of 2.0% on transaction amounts in excess of $10.0 million of which no more than 1.5% is to be paid to Regis.

Tax Sharing Agreement

For tax periods ending before August 31, 2012, IOT was part of the American Realty Investors, Inc. consolidated federal return. After that date, IOT and the rest of the American Realty Investors, Inc. (ARL) group joined the Realty Advisors Management, Inc. (RAMI) consolidated group for tax purposes. The income tax expense (benefit) for 2010 and 2011 tax periods in the accompanying financial statement was calculated under a tax sharing and compensating agreement between ARL, TCI and IOT. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by ARL, TCI, IOT and RAMI for the remainder of 2012. For 2012, ARL, TCI and IOT had a combined net taxable loss and IOT recorded a current tax expense of $839,000, payable to TCI, as it used their net operating losses for the current taxable income. In 2011, IOT recorded a current tax expense of $647,000, payable to TCI, as it used their net operating losses for the prior years' taxable income. The benefit or expense is calculated based on the amount of losses absorbed by taxable income multiplied by the statutory rate of 35% per the tax sharing and compensating agreements.

ITEM 11. *EXECUTIVE COMPENSATION*

The Company has no employees, payroll or benefit plans and pays no compensation to its executive officers (who are also officers of ARL and TCI), are employees of Pillar or TCI and are compensated by Pillar or TCI. Most of such executive officers perform a variety of services for Pillar, and the amount of their compensation is determined solely by Pillar. Pillar does not allocate the cash compensation of its officers among the various entities for which it serves as advisor. See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" for a more detailed discussion of compensation payable to Pillar by IOT.

The only remuneration paid by the Company is to those Directors who are not officers or employees of Pillar or its related companies. The Independent Directors (1) review the business plan of IOT to determine that it is in the best interest of IOT's stockholders, (2) review the advisory contract, (3) supervise the performance of the advisor and review the reasonableness of the compensation paid to the advisor in terms of the nature and quality of services performed, (4) review the reasonableness of the total fees and expenses of IOT and (5) select, when necessary, a qualified independent real estate appraiser to appraise properties acquired.

Prior to January 2010, each non-affiliated Director was entitled to receive an annual retainer of $15,000 plus reimbursement for expenses. In addition, each independent Director was entitled to receive an additional fee of $1,000 per day for any special services rendered by him to the Company outside of his or her ordinary duties as a Director plus reimbursement of expenses. On January 15, 2010, the Board of Directors reduced their compensation to $7,500 per annum and no Audit Committee fees, with the Chairman of the Audit Committee to receive a one-time annual fee of $500. The Company also reimbursed Directors for travel expenses incurred in connection with attending Board, Committee and Stockholder meetings and for other Company-related business. Effective January 15, 2011 each non-affiliated Director is entitled to receive an annual retainer of $5,000, with the Chairman of the Audit Committee to receive a one-time annual fee of $500. The Company also reimburses Directors for travel expenses incurred in connection with attending Board, Committee and Stockholder meetings and for other Company-related business. Directors who are also employees of the Company or its advisor receive no additional compensation for service as a Director.

During 2012, $17,062.47 was paid to the non-employee Directors in total Directors' fees for all services, including the annual fee for service during the period from January 1, 2012 through December 31, 2012. Those fees received by Directors were Robert A. Jakuszewski $5,624.99, Ted R. Munselle $6,124.99 and Sharon Hunt $5,312.49.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2012, the Company did not have any compensation plans under which equity securities of the Company were authorized for issuance.

Security Ownership of Certain Beneficial Owners

The following table sets forth the ownership of the Company's Common Stock, both beneficially and of record, both individually and in the aggregate, for those persons or entities known by the Company to be the beneficial owners of more than 5% of its outstanding Common Stock as of the close of business on March 20, 2013.

Name and Address of Beneficial Owner	Amount and Nature* of Beneficial Ownership	Approximate Percentage of class**
Transcontinental Realty Investors, Inc. 1800 Valley View Lane, Suite 300 Dallas, Texas 75234	3,381,270	81.12%

Security Ownership of Management

The following table sets forth the ownership of the Company's Common Stock, both beneficially and of record, both individually and in the aggregate for the Directors and executive officers of the Company as of the close of business on March 20, 2013:

Name and Address of Beneficial Owner	Amount and Nature* of Beneficial Ownership	Approximate Percentage of class**
Gene S. Bertcher	3,381,270(1)	81.12%
Henry A. Butler	3,381,270(1)	81.12%
Alfred Crozier	3,381,270(1)	81.12%
Louis J. Corna	3,381,270(1)	81.12%
Robert A. Jakuszewski	3,381,270(1)	81.12%
Daniel J. Moos	3,381,270(1)	81.12%
Ted R. Munselle	3,381,270(1)	81.12%
Sharon Hunt	3,381,270(1)	81.12%
All Directors and executive officers as a group (8 people)	3,381,270(1)	81.12%

* "Beneficial Ownership" means the sole or shared power to vote, or to direct the voting of, a security or investment power with respect to a security, or any combination thereof.

** Percentages are based upon 4,168,214 shares of Common Stock outstanding at March 20, 2013.

(1) Includes 3,386,970 shares owned by TCI of which the Directors and executive officers of TCI may be deemed to be the beneficial owners by virtue of their positions as Directors and executive officers. Each of the current Directors (Messrs. Butler, Munselle, Jakuszewski and Ms. Hunt) and executive officers (Messrs. Moos, Bertcher, Corna, and Crozier) of TCI disclaim beneficial ownership of such shares.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Policies with Respect to Certain Activities

Article 14 of IOT's Articles of Incorporation provides that IOT shall not, directly or indirectly, contract or engage in any transaction with (1) any director, officer or employee of IOT, (2) any director, officer or employee of the advisor, (3) the advisor, or (4) any affiliate or associate (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of any of the aforementioned persons, unless (a) the material facts as to the relationship among or financial interest of the relevant individuals or persons and as to the contract or transaction are disclosed to or are known by IOT's Board of Directors or the appropriate committee thereof and (b) IOT's Board of Directors or committee thereof determines that such contract or transaction is fair to IOT and simultaneously authorizes or ratifies such contract or transaction by the affirmative vote of a majority of independent directors of IOT entitled to vote thereon.

Article 14 defines an "Independent Director" (for purposes of that Article) as one who is neither an officer nor employee of IOT, nor a director, officer or employee of IOT's advisor.

IOT's policy is to have such contracts or transactions approved or ratified by a majority of the disinterested Directors with full knowledge of the character of such transactions, as being fair and reasonable to the stockholders at the time of such approval or ratification under the circumstances then prevailing. Such Directors also consider the fairness of such transactions to IOT. Management believes that, to date, such transactions have represented the best investments available at the time and they were at least as advantageous to IOT as other investments that could have been obtained.

IOT may enter into future transactions with entities, the officers, directors, or stockholders of which are also officers, directors, or stockholders of IOT, if such transactions would be beneficial to the operations of IOT and consistent with IOT's then-current investment objectives and policies, subject to approval by a majority of disinterested Directors as discussed above.

IOT does not prohibit its officers, directors, stockholders, or related parties from engaging in business activities of the types conducted by IOT.

Certain Business Relationships

Effective since April 30, 2011, Pillar Income Asset Management, Inc. ("Pillar"), the sole shareholder of which is Realty Advisors, LLC, a Nevada limited liability company, the sole member of which is Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which is Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which is a trust known as the May Trust, became the Company's external Advisor and Cash Manager. Pillar's duties include, but are not limited to, locating, evaluating and recommending real estate and real estate-related investment opportunities. Pillar also arranges, for IOT's benefit, debt and equity financing with third party lenders and investors. Pillar also serves as an Advisor and Cash Manager to ARL and TCI. As the contractual advisor, Pillar is compensated by IOT under an Advisory Agreement that is more fully described in Part III, Item 10. "Directors, Executive Officers and Corporate Governance – The Advisor". IOT has no employees. Employees of Pillar render services to IOT in accordance with the terms of the Advisory Agreement.

Prime Income Asset Management, LLC ("Prime") served as the Company's contractual Advisor and Cash Manager from July 1, 2009 through April 30, 2011. During that period, Prime, was a single member Nevada limited liability company, the sole member of which was Prime Income Asset Management, Inc. ("PIAMI"), the sole shareholder of which was Realty Advisors, LLC, a Nevada limited liability company, the sole member of which was Realty Advisors, Inc., a Nevada corporation, the sole shareholder of which was Realty Advisors Management, Inc., a Nevada corporation, the sole shareholder of which was a trust known as the May Trust.

The May Trust is a Trust, the beneficiaries of which are the children of Gene E. Phillips. Gene E. Phillips is not an officer, manager or Director of Pillar, Prime, PIAMI, Realty Advisors, LLC, Realty Advisors, Inc., Realty Advisors Management, Inc. or IOT, nor is he a Trustee of the May Trust. Pillar is a company of which Messrs. Moos, Bertcher, Corna, and Crozier serve as executive officers.

Effective January 1, 2011 and until the disposition of the Eagle Crest warehouse on July 5, 2011, Regis, the sole member of which is Realty Advisors, LLC, provided management services for our commercial properties for a fee of 3.0% or less of the monthly gross rents collected on the commercial properties it manages, and leasing commissions of 6.0% or less in accordance with the terms of its property-level management agreement.

Prior to December 31, 2010, Triad Realty Services, L.P. ("Triad"), provided management services for our commercial properties. The general partner of Triad was PIAMI. The limited partner of Triad was HRS Holdings, LLC. ("HRSH") Triad subcontracted the property-level management and leasing of our commercial properties (office buildings, shopping centers and industrial warehouses) to Regis Realty I, LLC ("Regis I"), the sole member of which was HRSH, and was entitled to receive property management fees, construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Triad.

Regis also provides brokerage services, on a non-exclusive basis, for the Company and receives brokerage commissions in accordance with a brokerage agreement.

IOT is part of a tax sharing and compensating agreement with respect to federal income taxes between ARL, TCI and IOT and their subsidiaries that was entered into in July of 2009. That agreement continued until August 31, 2012 at which time a new tax sharing and compensating agreement was entered into by TCI, ARL, IOT and RAMI for the remainder of 2012. The expense (benefit) in each year was calculated based on the amount of losses absorbed by taxable income multiplied by the maximum statutory tax rate of 35%. IOT paid TCI $839,000 in 2012 and $647,000 in 2011 for the tax sharing agreement.

Messrs. Daniel J. Moos and Louis J. Corna, and Alfred Crozier are employed by Pillar. Messrs. Moos, Corna and Crozier are executive officers of the Company, and also serve as executive officers of ARL and TCI, and accordingly owe fiduciary duties to those entities as well as the Company. Ms. Hunt and Messrs. Jakuszewski and Munselle serve as Directors of ARL, and TCI and owe fiduciary duties to TCI and ARL as well as the Company, under applicable law. Mr. Bertcher is an officer, Director and employee of NCE and also serves as an officer of ARL and TCI. As such, he owes fiduciary duties to those entities as well as the Company under applicable law.

Related Party Transactions

Historically, the Company has engaged in and may continue to engage in business transactions, including real estate partnerships, with related parties. Management believes that all of the related party transactions represented the best investments available at the time and were at least as advantageous to the Company as could have been obtained from unrelated third parties.

At December 31, 2012, TCI owned 3,381,270 shares of Common Stock of IOT (approximately 81.1%). TCI owes $58.5 million to IOT which includes the $17.9 million note assumed from the acquisition of a majority ownership of IOT in 2009 and $33.7 million of obligations TCI purchased from IOT's prior Advisor, Prime at April 30, 2011. For the period ended December 31, 2012, IOT received $1.1 million in interest income on the amounts owed by TCI. In addition, for the period ending December 31, 2012, IOT paid $839,000 to TCI pursuant to the tax sharing agreement described in detail in Note 8 "Income Taxes".

From time to time, the Company has made advances to Pillar, which generally has not had specific repayment terms, are unsecured and have been reflected in the Company's financial statements as receivables from or payables to related parties. Such advances bear interest at 1% above the prime rate. During 2012, the Company received interest of $1.6 million from Pillar related to the advances to date.

In 2012, pursuant to the Advisory fee agreement, the Company paid Pillar $0.8 million in advisory fees and $155,000 in cost reimbursements. The Company also paid Pillar $180,000 in net income fees.

As of December 31, 2012, the Company had notes and interest receivables of $27.0 million due from related parties. See Part 2, Item 8. Note 3. "Notes and Interest Receivable". During the current period, IOT recognized $2.5 million of interest income from these related party notes receivables.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The following table sets forth the aggregate fees for professional services rendered to the Company for the years 2012 and 2011 by the Company's principal accounting firm, Swalm & Associates, P.C. (dollars in thousands):

Types of Fees	2012	2011
Audit Fees	$ 46,104	$ 52,572
Total	$ 46,104	$ 52,572

All services rendered by the principal auditors are permissible under applicable laws and regulations and were pre-approved by either the Board of Directors or the Audit Committee, as required by law. The fees paid the principal auditors for services as described in the above table fall under the categories listed below:

Audit Fees. These are fees for professional services performed by the principal auditor for the audit of the Company's annual financial statements and review of financial statements included in the Company's 10-Q filings and services that are normally provided in connection with statutory and regulatory filing or engagements.

Audit-Related Fees. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of the Company's financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees. These are fees for other permissible work performed by the principal auditor that do not meet the above category descriptions.

These services are actively monitored (as to both spending level and work content) by the Audit Committee to maintain the appropriate objectivity and independence in the principal auditor's core work, which is the audit of the Company's consolidated financial statements.

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to engage and terminate TCI's independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All fees for 2012 and 2011 were pre-approved by the Audit Committee or were within the pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approved requirements or guidelines during the same periods.

Under the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the rules of the Securities and Exchange Commission (the "SEC"), the Audit Committee of the Board of Directors is responsible for the appointment, compensation and oversight of the work of the independent auditor. The purpose of the provisions of the SOX Act and the SEC rules for the Audit Committee role in retaining the independent auditor is two-fold. First, the authority and responsibility for the appointment, compensation and oversight of the auditors should be with Directors who are independent of management. Second, any non-audit work performed by the auditors should be reviewed and approved by these same independent Directors to ensure that any non-audit services performed by the auditor do not impair the independence of the independent auditor. To implement the provisions of the SOX Act, the SEC issued rules specifying the types of services that an independent may not provide to its audit client, and governing the Audit Committee's administration of the engagement of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor's independence. Accordingly, the Audit Committee has adopted a pre-approval policy of audit and non-audit services (the "Policy"), which sets forth the procedures and conditions pursuant to which services to be performed by the independent auditor are to be pre-approved. Consistent with the SEC rules establishing two different approaches to pre-approving non-prohibited services, the Policy of the Audit Committee covers Pre-approval of audit services, audit-related services, international administration tax services, non-U.S. income tax compliance services, pension and benefit plan consulting and compliance services, and U.S. tax compliance and planning. At the beginning of each fiscal year, the Audit Committee will evaluate other known potential engagements of the independent auditor, including the scope of work proposed to be performed and the proposed fees, and will approve or reject each service, taking into account whether services are permissible under applicable law and the possible impact of each non-audit service on the independent auditor's independence from management. Typically, in addition to the generally pre-approved services, other services would include due diligence for an acquisition that may or may not have been known at the beginning of the year. The Audit Committee has also delegated to any member of the Audit Committee designated by the Board or the financial expert member of the Audit Committee responsibilities to pre-approve services to be performed by the independent auditor not exceeding $25,000 in value or cost per engagement of audit and non-audit services, and such authority may only be exercised when the Audit Committee is not in session.

PART IV

ITEM 15. ***EXHIBITS, FINANCIAL STATEMENT SCHEDULES***

(a) The following documents are filed as part of this Report:

1. Consolidated Financial Statements

- Report of Independent Certified Public Accountants
- Consolidated Balance Sheets—December 31, 2012 and 2011
- Consolidated Statements of Operations—years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Stockholders' Equity—years ended December 31, 2012, 2011 and 2010
- Consolidated Statements of Cash Flows—years ended December 31, 2012, 2011 and 2010
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules

- Schedule III—Real Estate and Cumulative Depreciation
- Schedule IV—Mortgage Loans on Real Estate

All other schedules are omitted because they are not applicable or because the required information is shown in the Financial Statements or the Notes thereto.

(b) The following documents are filed as Exhibits to this Report (certain of which as indicated parenthetically were previously filed as exhibits to Registration Statements filed under the Securities Act of 1933 or to report filed under the Exchange Act and are incorporated by reference to such statements or reports):

All other schedules are omitted because they are not applicable or because the required information is shown in the Financial Statements or the Notes thereto.

Exhibit Designation	Description
3.1	Articles of Incorporation of Income Opportunity Realty Investors, Inc. (incorporated by reference to Appendix C to the Registrant's Registration Statement on Form S-4 dated February 12, 1996)
3.2	Certificate of Amendment to the Articles of Incorporation of Income Opportunity Realty Investors, Inc. as filed with and approved by the Secretary of State of Nevada on January 11, 2006 (incorporated by reference to Exhibit 3.2 of Registrant's Current Report on Form 8-K for event of January 11, 2006)
10.3	Advisory Agreement dated as of April 30, 2011, between Income Opportunity Realty Investors, Inc. and Pillar Income Asset Management, Inc. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K for event of April 30, 2011)
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14.0 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003)
21.1*	Subsidiaries of the Registrant
31.1*	Rule 13a-14(a) Certification by Principal Executive Officer
31.2*	Rule 13a-14(a) Certification by Principal Financial Officer
32.1*	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	Interactive data files pursuant to Rule 405 of Regulation S-T.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2013

By: /S/ GENE S. BERTCHER
Gene S. Bertcher,
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/S/ HENRY A. BUTLER **Henry A. Butler**	Director	March 29, 2013
/S/ ROBERT A. JAKUSZEWSKI **Robert A. Jakuszewski**	Director	March 29, 2013
/S/ SHARON HUNT **Sharon Hunt**	Director	March 29, 2013
/S/ TED R. MUNSELLE **Ted R. Munselle**	Director	March 29, 2013
/S/ GENE S. BERTCHER **Gene S. Bertcher**	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2013
/S/ DANIEL J. MOOS **Daniel J. Moos**	President and Chief Executive Officer (Principal Executive Officer)	March 29, 2013